

03027259

P.E. 7-1-03

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

JUL 17 2003

Form 6-K



Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: **July 2003** Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

Royal Bank Plaza
Suite 3060
Toronto, Ontario
Canada M5J 2J1
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.

Date: July 16, 2003

By: 

Name: Aline Bélanger

Title: Corporate Controller and Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	2003 Annual Report

EXHIBIT 1

CAE Annual Report
for the year ended March 31, 2003


CAE

EXHIBIT 1

The Essential Edge

CAE is a leading provider of integrated training solutions and advanced simulation and controls technologies to civil aviation, military and marine customers. CAE employs more than 6,000 people in Canada, the United States and around the globe. With annual revenues in excess of $1 billion, CAE is the world leader in the sale of civil flight simulators and the second largest independent civil aviation training provider, as well as the largest Canadian-based defence contractor.

Civil Simulation and Training

Commercial



Regional



Business



Military Simulation and Training

Rotary Wing



Transport



Fast Jets



Land



Marine Controls

Warships



Submarines



Cruiseships



Power



Financial Highlights

(amounts in millions except per share amounts)	2003	2002 (Restated[1])	2001 (Restated[1])
Operating results			
Continuing operations			
Revenue	**1,130.5**	1,126.5	891.4
Earnings	**131.0**	148.4	103.7
Net earnings	**117.2**	149.5	106.1
Financial position			
Total assets	**2,356.5**	2,378.4	1,366.8
Total long-term debt, net of cash	**794.3**	837.7	108.5
Per share			
Earnings from continuing operations	**0.60**	0.68	0.48
Net earnings	**0.53**	0.69	0.49
Dividends	**0.12**	0.11	0.10
Shareholders' equity	**3.42**	2.81	2.13

1 On April 1, 2002, CAE retroactively adopted the amendments to the Canadian Institute of Chartered Accountants Handbook Section 1650, *Foreign Currency Translation*, as explained in note 1 on pages 58 and 59 of this report.



Geographic Distribution of Revenue
25
8
29
38
2003
25
9
31
35
2002
16
12
30
42
2001
Canada
United States
Europe
Other
Revenue by Business Segment
15
46
39
2003
11
48
41
2002
9
54
37
2001
Civil Simulation and Training
Military Simulation and Training
Marine Controls

Essential Governance



L.R. Wilson, Chairman of the Board

2003 was a year of change at CAE. Orderly change as the Company completed its strategic transformation into a provider of integrated training solutions for commercial and military customers. Unpredictable change as airline customers struggled to survive and nations met new security threats.

In such uncertain times, sound corporate governance is essential. Following a thorough review of the Company's policies and practices, I am pleased to report that the mandates for all Committees are fully consistent with all new regulations affecting corporate governance.

We have clarified the auditing process by determining Mr. James Hankinson to be the Audit Committee financial expert. A Director since 1995, Mr. Hankinson brings to the task extensive experience, expertise and judgement. As well, all share-based payments will be recognized in the financial statements through the expensing of stock options commencing in fiscal year 2004. To align the interests of key employees and shareholders without causing a dilutive impact, the Company will be implementing a long-term compensation plan based on performance-based units that mirror the value of common shares.

CAE was founded in 1947, with Mr. Ken Patrick serving as the first President and CEO. Soon thereafter, Mr. Fraser Elliott commenced an association with CAE that continues to this day. Early in the fiscal year, Mr. Patrick passed away. CAE is his legacy. In August, we were pleased to honour Mr. Elliott's remarkable contribution through the inauguration of the CAE–R. Fraser Elliott Modeling and Simulation Lab in partnership with two Montreal-based educational institutions.

As President and CEO Derek Burney describes, CAE, along with other firms in the aerospace industry, is operating in difficult market conditions. The Board remains confident that CAE's transformation into a provider of integrated training solutions remains a solid route to value creation as recovery takes hold. Our confidence is bolstered by the knowledge that the talented professionals of CAE have proven themselves time and again to be the best in the world at what they do.

Respectfully submitted,

L.R. Wilson
Chairman of the Board



Essential Focus

D.H. Burney, President and Chief Executive Officer

The purpose of a business is to provide customers with something they value. Since 2000, CAE has been focused on providing commercial and military customers with products and services based on the Company's core simulation and controls technologies – businesses where we are the best in the world. We have divested unrelated businesses and moved up the value chain beyond the production of advanced technology equipment – our proud legacy – to the provision of integrated training solutions using our own technologies.

Our goal has been to provide our customers with the essential edge they seek:

- The essential element of safety needed by all who fly aircraft;
- The essential state of readiness required of all armed forces at all times; and
- The essential level of efficiency sought by those controlling ships at sea.

CAE participates in highly competitive global markets. Our competitors are good. Our customers are demanding. Our ability to compete and win flows from our own essential edge in the marketplace – leading edge technologies and talented employees. The 6,000-plus men and women of CAE are professionals. They know technology, training and our customers. They should be commended for their commitment and respected for their sheer competence.

Fiscal year 2003 was a very challenging year. The reasons are well known and understood – 9/11, corporate scandals, airline bankruptcies, Afghanistan, Iraq, SARS. Airline passenger traffic fell, aircraft were parked and pilots furloughed, causing a sharp reduction in demand for CAE's full flight simulators while slowing demand for aviation training. Demand for military products was affected by procurement delays in the face of unexpected operational requirements. These specific market conditions occurred in a general environment of reduced investor confidence and equity values.

No business can achieve its purpose in the absence of profit – as essential to a company's sustained existence as oxygen is to life. In 2003, earnings from continuing operations were 60 cents per share while overall margins were in the range of 20%, due in great part to continuing productivity gains. This result was produced through higher earnings from our Military and Marine units and a contribution from our Civil unit's fast-growing training business that mitigated partially a 50% decline in full flight simulator orders.

CAE incurred substantial debt in 2002 to finance its transformation into the world's second largest independent provider of aviation training services. Strong cash flow in the fourth quarter enabled net debt to decline in 2003 despite a 50% expansion of the training network.

Looking forward, while developments in Iraq have allayed worst fears, markets remain uncertain. What is certain is that demand for our products and services will depend on the pace and timing of three processes: generally, economic recovery in the leading industrialized nations; more specifically, the emergence of reorganized commercial airlines; and the new timetable of delayed military procurement programs.

With these demand-side processes dependent on the decisions of others, CAE will continue to focus on those things we can control, particularly the achievement of operational excellence. This means further productivity improvements in manufacturing and continuous technological innovation, notably in visual simulation, resulting in higher quality goods and services, delivered faster and at a lower overall cost and exceeding the expectations of customers.

Our Civil unit plans to set a new, higher standard in global aviation training while continuing to be the world's leading supplier of full flight simulators. Military seeks to win its share of new major programs and to use its simulation software in the testing and modeling of new systems at the acquisition phase. Marine Controls intends to build on its stellar performance over the past few years.

We believe these actions will mean balanced and profitable growth for CAE – growth that must and will be supported by a further strengthening of our balance sheet through credible and consistent financial performance. CAE's strategy of building a balanced business and market mix – the essence of which is explained in the following pages – remains intact notwithstanding the unprecedented turbulence experienced since 9/11. We believe the strategy has been validated by recent market developments. We are convinced CAE is better off today, with a brighter future, because of the steps we have taken since 2000 to transform the Company into a provider of integrated training solutions for commercial and military customers. We accept the challenge of fusing the real with the ideal by dealing with the world as it is, not as we might like it to be. We are committed and determined to realize our full potential as the recovery takes hold and demand is restored.



D.H. Burney
President and Chief Executive Officer

CAE has transformed to provide customers and partners with the essential edge in training, readiness and efficiency.

shif


Playing to our strengths
through a focused
and balanced business
strategy

Focusing on core businesses

CAE's essential strategy is to provide value to customers through three world-leading businesses that are based on our leading edge simulation and controls technologies: Civil Simulation and Training (Civil); Military Simulation and Training (Military); and Marine Controls (Marine). In fiscal year 2003, the Company continued to divest non-core assets to sharpen its focus and free up capital to invest in its core simulation and controls-based businesses. It is expected that all remaining non-core assets will be divested in the first half of fiscal year 2004.





Moving up the value chain

For five decades, CAE has been a leading manufacturer of flight simulators used by customers in the training of pilots. Since 2000, the Company has been adding value to its technology by providing civil aviation customers and military organizations with integrated training solutions based on CAE technology. In addition, CAE is adapting its modeling and simulation software for other valuable purposes, including the use of the CAE STRIVE™ software development framework to test, model and design networked military systems during the planning and acquisition phase, resulting in higher quality, lower cost programs.

Addressing the larger civil training market

CAE has long been the leading supplier in a civil aviation simulator market that generates up to $500 million in annual worldwide sales. In three short years, the Company has also become the world's second largest independent provider of aviation training services in a global training market that is not only 15 to 20 times larger, but also more stable due to rigorous regulatory requirements. The Company intends to address an increasing proportion of the total global training market by expanding the scope of its training products and curriculum to serve not only pilots, but also cabin crews and aircraft maintenance personnel.





MADRID

DALLAS

LONDON


TORONTO









Generating balanced growth

CAE's goal in a volatile world is to generate balanced growth between equipment sales and training services, and between commercial and military markets. In 2003, training revenue reached 40% of the total base, with Civil's fast-growing aviation training business complemented by the training of submarine crews and helicopter and transport aircraft pilots at CAE's state-of-the-art facilities in the UK and Canada under long-term contracts. Revenue was derived almost equally in 2003 from commercial and military markets. Military's simulation equipment is now used by over 30 nations worldwide, while the presence of Marine's automated controls in the ships and submarines of 18 national navies, as well as over 450 commercial vessels, has enabled the unit to double in size over the past three years.

Vancouver
Seattle
Denver
Phoenix
Dallas
Toronto
Washington
Tampa
Miami
Faslane
Benson
Brussels
Madrid
Evora
Rome
São Paulo

Civil Training
Military Training
Marine Training

Developing a training network with global reach through strategic alliances and investments

Amsterdam

Maastricht

Dubai

Zhuhai

Singapore

Sydney



chael Fedele General Manager, Denver, Colorado



Robin Pijnaker Director, Marketing & Sales (Europe/Middle East), Amsterdam, The Netherlands





enia Vasconcelos Manager, Customer Service
o Paulo, Brazil



Dave Barette Managing Director,
Dubai, United Arab Emirates

Becoming our own most demanding customer

Civil's goal is to set the global standard for aviation training – to provide a comprehensive menu of training services that can be tailored to meet the specific needs of commercial and business jet pilots. Our customers enjoy a uniformly high quality training experience whether online or at any of our 20 conveniently located training facilities on four continents. Our ability to think like a customer has been enhanced by our own strategic transformation, with Civil's expanding aviation training business now the single largest and most demanding customer for CAE's own simulation equipment.

Leading the industry online

In a world where time is money, CAE helps customers save valuable time through the convenient location of its training facilities and online access to high quality products and services. Web-based customer support allows both the efficient scheduling of training sessions at CAE facilities and timely access by equipment customers to after-market service, while CAE Simfinity™ is an industry-leading PC-based product that is revolutionizing the classroom experience and enabling remote learning of certified curricula. CAE intends to use CAE Simfinity™ to expand the scope of its training services beyond pilot training into aircraft maintenance and diagnostics.





Making good training tools better

CAE's leadership in virtual reality is based on our leading edge technologies. In 2003, CAE's lighter and more efficient simulator – CAE Sim XXI™ – took its inaugural "flight", while the next generation CAE Medallion-S™ visual system was introduced to the military market, complementing the earlier introduction of the CAE Tropos™ visual system in the commercial market. CAE has been engaged in upgrading US Army Apache helicopter simulators. In late March 2003, an urgent request was received to replicate brownout conditions being faced by pilots during take-off and landing in desert conditions in Iraq. CAE rose to the challenge by adapting existing software simulating conditions experienced over water. The desired training commenced April 1st.



Working smarter to improve productivity and efficiency



Developing multiple use technologies

Continuous innovation to provide "more for less" requires continuous investment in research and development. CAE's annual expenditures on R&D equal approximately 10% of total revenues. To optimize the return on R&D investments, CAE focuses on developing simulation and controls technologies with multiple applications in both commercial and military markets. Marine is also expanding the scope of its naval and commercial product line, combining propulsion and machinery controls with navigation systems in integrated solutions in order to increase its "share of ship" and augment its capability as a systems integrator.









CAE

Building better products faster

In a competitive marketplace with demanding customers, constantly improving productivity is essential to continuing profitability. By designing more modular products with fewer parts and improving the manufacturing process, CAE has been able to dramatically reduce manufacturing cycle time and product defects. Economies of scale are optimized by producing a range of end products on a unified manufacturing platform. As a result, overall operating margins for fiscal year 2003 were maintained at a healthy 20% notwithstanding delays in expected military programs and the sharp reduction in demand for full flight simulators from CAE's traditional customers – particularly the hard-pressed major North American airlines.

Encouraging excellence and innovation

Innovation – new and better products and processes – is the product of the ingenuity and sheer perseverance of people. CAE employs over 6,000 skilled and committed professionals around the world – people with world-class expertise and experience who were born in over 60 countries, enabling communication with customers from over 100 nations in their own first language. In a world filled with ethnic and religious strife, our corporate unity in such diversity is something to treasure and protect. In the end, the men and women of CAE are our essential edge.


1
2
3
4
5
6

CEO Excellence Award Recipients:

Photograph on previous page:

1 **Terry Smith**
Senior Visual Project Manager
Commercial Visual Systems
Montreal, Canada

2 **Eric Simon**
Manager, Core Technologies
Military Simulation & Training
Montreal, Canada

3 **Keith Blanchet**
Manager, Marketing & Sales
Marine Controls
Montreal, Canada

4 **Rosa Gerardis**
Senior Buyer, Supply Chain
Operations
Montreal, Canada

5 **Martin Brailovsky**
Manager, Product Strategy
Integrated Training Solutions
Civil Simulation & Training
Montreal, Canada

6 **Sophie Poirier**
Manager, Legal Affairs
Legal
Montreal, Canada

Not shown:

Peter Redman
Operations Manager
RAN S-70B-2 Flight & Mission
Simulator
Military Simulation & Training
HMAS Albatross, Nowra, Australia

Terry Cyr
Program Manager – Americas
Military Simulation & Training
Montreal, Canada

Frank Bastone
Group Leader, Technical Publications
Operations
Montreal, Canada

Kevin Kaiser
Manager, Business Jets/Autopilot &
Navigation S/W Engineering
Operations
Montreal, Canada

Martin Zaruba
eBusiness Technical Analyst/Architect
Civil Simulation & Training
Dallas, Texas, USA

Hugues Lachance
Regional Group Leader
Customer Support, Americas
Civil Simulation & Training
Montreal, Canada

Financial Review

Review of Operations and Management's Discussion and Analysis

Management's Discussion and Analysis (MD&A) of the fiscal 2003 financial results focuses on the core businesses of CAE Inc. (CAE), Civil Simulation and Training ("Civil"), Military Simulation and Training ("Military") and Marine Controls ("Marine"). The growing size of Marine, which was grouped with Military in the prior year and reported as Military Simulation and Marine Controls, is now reported separately as a business segment. The MD&A, which includes a review of the operations of each segment and the financial condition of CAE, is intended to assist in the understanding and assessment of significant trends, risks and uncertainties related to the results of operations for each business segment and should be read in conjunction with the audited financial statements contained on pages 53 to 97. All dollars amounts referred to herein are Canadian dollars unless otherwise specified.

This MD&A contains forward-looking statements with respect to CAE and the operations of each business segment based on assumptions which CAE considers reasonable at the time they were prepared. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE, may ultimately prove to be incorrect. Factors that could cause actual results or events to differ materially from current expectations are discussed herein – see the Business Risk and Uncertainties section of this MD&A for additional information.

Summary of Consolidated Results

Continuing Operations

Earnings

Consolidated earnings from continuing operations for the year were $131.0 million, or 60 cents per share compared to $148.4 million or 68 cents per share reported last year. The decrease in earnings from continuing operations is attributable to lower operating margins for the Civil segment, which was partially offset by the growth in Marine and significantly higher margins in Military. The lower margin in Civil is attributable in large part to the weak demand for full flight simulator (FFS) equipment and the accounting impact from sale and leaseback financing whereby the rental payments (including the interest component) under operating leases are included in determining operating margins. The growth in Marine represents organic growth of its naval control business with increasing contributions from the Company's activities on the United Kingdom (UK) Astute Class Submarine Training Service and the Royal Malaysian Navy Patrol Vessels programs combined with a full year contribution from commercial activities at CAE Valmarine. Military continued the positive trend of year over year margin improvement, as operating margins reached 17% this year compared to 14% in fiscal 2002, through a combination of productivity and cost containment initiatives.

Operating margins overall for the year were 20% compared to 21% last year. The lower operating margins for Civil combined with a change in the business mix, more Military and Marine and less Civil, contributed to the decline.

Other factors also impacted the earnings from continuing operations in fiscal 2003. Beginning this fiscal year, the amortization period for Civil simulation equipment located in its various training centres was changed from 20 years to 25 years. This change, which is a better approximation of the useful life of the simulators, is consistent with industry practices and with some of the long-term financing arrangements completed to date for such assets. The change in the estimated useful life reduced amortization expense by approximately $3.7 million on a year-to-year basis. This year CAE also changed the estimated return on assets for its defined benefit pension plan to 6.5% from 9%. The result of this change increased this year's pension expense by $5.4 million as compared to fiscal 2002. Lastly, CAE absorbed the cost of proposed and subsequently withdrawn cross border equity and senior convertible notes offerings totalling $3.6 million.

Interest expense for the year at $30.4 million compared to $22.7 million last year. The higher interest expense is due primarily to the higher debt throughout the year resulting from the strategic investments made at various points of time during fiscal 2002 and from higher capital expenditures this year to expand CAE's Civil flight training centres.

Revenue

Consolidated revenue for fiscal 2003, at $1.13 billion, was slightly higher than the amount reported for the prior year. Revenue for Marine of $167.6 million represented a 40% increase over fiscal 2002. The growth stems from the strong order book including the long-term training contract for the UK Astute submarines. Military revenue was down 3% from last year resulting from delays on various contract awards. Civil revenue declined by 5%, as significant growth in revenue from training services, representing close to 50% of Civil's revenue, was more than offset by the decline in the sale of equipment and related services.

Discontinued Operations

For the year CAE reported a loss from discontinued operations of $13.8 million compared to a gain of $1.1 million in fiscal 2002. The majority of the amount relates to post-closing adjustments from the divestiture of the Pulp and Paper division of the Forestry Systems Group and the sale of CAE Ransohoff and CAE Ultrasonics, which both occurred in the fourth quarter of fiscal 2002.

The balance of the loss is based on the divestitures of the remaining Cleaning Technologies and Forestry Systems businesses. The biggest factor is the expected lower proceeds from the sale of the remaining Forestry assets as the performance of the business has been affected by the weaker market for its capital equipment. During the year CAE completed the sale of its UK Cleaning Technologies operations (June 28, 2002) and the sale of the sawmill business (August 16, 2002) within its

Forestry Group. Subsequent to year end, CAE completed the sale of its remaining Forestry Systems business, CAE Machinery, of Vancouver, British Columbia and the sale of its German cleaning operations. The Company is also in exclusive negotiations to sell the remaining Cleaning Technologies business, Alpheus, in Rancho Cucamonga, California. This transaction is expected to be completed during the first quarter of fiscal 2004.

Net Earnings

Consolidated net earnings were $117.2 million or $0.53 per share in fiscal 2003 compared with consolidated net earnings of $149.5 million or $0.69 per share in fiscal 2002.

Cash Flow

CAE's cash, restricted cash and short-term investments decreased by a combined $91.6 million to $34.1 million and long-term debt decreased by $115.1 million to $811.4 million of which $13.4 million is repayable over the next 12 months. Cash flow from continuing operations amounted to $142.4 million compared with $173.1 million in the prior year. The decrease results from lower earnings and an increase in non-cash working capital. CAE incurred capital expenditures of $238.9 million, mainly to support the expansion of the Civil training network. CAE's installed base of FFS delivering training grew by 50% in the year from 59 simulators to 89. The other significant expenditures included $20 million for the construction of the UK Astute Class Submarine training centre for the Marine business. CAE's most cost-effective means of financing its growth in Civil is through long-term sale and leaseback financing. In fiscal 2003, CAE raised $127 million through the sale and leaseback of seven simulators. As at March 31, 2003, 27 of its installed base of 89 simulators are financed through these means. See the Sale and Leaseback Transactions section of this MD&A for additional information.

Backlog

Order backlog as at March 31, 2003, was $2.3 billion, compared with $2.7 billion as at March 31, 2002. The decline stems from the change in business mix in Civil to more training and less sales of equipment. The weak market reduced Civil equipment orders this year and the majority of its training revenue is from short-term contracts which are not included in backlog. Long-term military contracts included in backlog include the Medium Support Helicopter program for the UK government for $638.1 million, which has 15 years remaining under contract, and for Marine, the UK Astute training contract valued at $370 million for which CAE is in the second year of a 30-year program.

Review of Operations

Civil Simulation and Training

CAE's Civil Simulation and Training business segment is a world leader in the design and production of commercial flight simulators and visual systems as well as the supply of integrated aviation training solutions. As at March 31, 2003, CAE has an installed base of 89 FFS (59 FFS as at March 31, 2002) at 20 locations globally, making it the second largest independent training company in the world in each segment – business aircraft, regional jets and wide-bodied aircraft. CAE also remains the worldwide leader in competed FFS sales.

Financial Results

(amounts in millions of dollars)		2003	2002	2001	2000	1999
Revenue	$	517.2	545.2	481.5	480.2	352.8
Operating earnings	$	116.2	151.8	115.8	82.9	54.4
Operating margins	%	22.5	27.8	24.0	17.3	15.4
Backlog	$	418.0	641.2	649.5	527.8	482.7
Capital expenditures	$	207.6	216.7	72.9	11.7	23.2

Revenue for the year reached $517.2 million, 5% below the amount reported last year. Significant growth was achieved in revenue from training, reflecting the benefits of acquisitions made in fiscal 2002 – Schreiner in August 2001 and SimuFlite in December 2001 – and the 50% increase throughout the year of the installed base of FFS. The growth in training however, was more than offset by the decline in equipment and support services activities. CAE received 11 of 17 competed FFS orders in fiscal 2003 compared to 22 of 26 competed FFS orders in fiscal 2002. The lower sales reflect the current state of the commercial aviation equipment market, which has been affected dramatically by world events beginning with the terrorist attacks in September 2001, followed by the more recent events of the war in Iraq and the SARS epidemic. For fiscal 2003, approximately one-half of Civil's revenue was from training compared to one-quarter in the prior year.

Operating earnings for the year amounted to $116.2 million, 22.5% of revenue, compared with $151.8 million, 27.8% of revenue for fiscal 2002. The lower results and operating margins result from the weaker demand for FFS sales, the accounting effect of sale and leaseback financing whereby the annual lease payments include an element of interest, and the lower overall utilization rate for the installed base of simulators for training due to the significant number of new simulators added during the year.

Backlog was $418.0 million as at March 31, 2003. The lower backlog level, compared to prior periods, reflects the fact that much of the training activities are not covered by long-term contracts, and thus have no associated backlog amount.

Capital expenditures of $207.6 million were down slightly from last year. The majority of the expenditures were in connection with the expansion of Civil's global training network.

Operational Highlights

During the first half of the fiscal year, CAE's strategy to expand and grow through pilot training gained significant momentum as the installed base of FFS climbed by 50% to 89 compared with 59. New centres opening in fiscal 2003 included: Denver, with Frontier Airlines and Air Wisconsin as anchor tenants with long-term contracts; Phoenix, with Mesa Airlines as an anchor tenant signing a 10-year training contract; Dubai, where CAE and United Emirates have teamed to offer training in the Middle East; and Zhuhai, China, in a joint venture with China Southern Airlines. CAE also added simulators at two centres in Dallas, as well as in Toronto, Rome and Spain. Most notably at CAE SimuFlite in Dallas, which is dedicated to the business aircraft market and is the world's largest independent training centre, the installed base was increased to 26 FFS, which will soon grow to 28 (from 22 in fiscal 2002) increasing its addressable market from 55% to over 80%.

CAE's growth in training is supported by investments in the next generation technology for FFS: CAE SIM XXI™, a new modular design to produce a high quality simulator at a lower cost; CAE Tropos™, a new scalable PC-based image generator to improve the realism of the visual system at a lower cost; and CAE Simfinity™ products, high-fidelity simulation-based software allowing for advanced training on procedure trainers in groundschool and over the Web. This was supported by a recent contract award from Airbus to acquire 20 CAE Simfinity™ Maintenance Flight Training Devices which will be integrated in the Airbus aviation training centres. This award came shortly after CAE received its first CAE Simfinity™ Level 4 FAA certification on a Flight Training Device for a CRJ200 for Atlantic Coast Airlines. Air Canada Jazz is also adopting CAE Simfinity™ in their pilot training curriculum.

CAE's strategy to grow its training businesses is further supported by a ten-year cooperation agreement with Airbus. Under the agreement, CAE will provide equipment, facilities and advanced training technologies while Airbus will provide its courseware and training expertise. The result will be a worldwide global network of training centres combining the North American Miami Airbus facilities with those of CAE. This will allow Airbus customers and operators to benefit from top-quality training at more convenient locations offering a whole range of integrated training solutions.

In addition to the launch of the new training centres with key anchor tenants, CAE was successful in obtaining significant long-term training contracts from Jet Blue Airways, the US Air Force Air Education and Training Centre, South African Express and Spannair.

Of the 11 FFS ordered this year, first time customers included South African Airways for an A320, two A320s for China Eastern, an A320 to Air France as well as the first ever Embraer 170 FFS for GE Capital Aviation Training. CAE also captured 9 of 17 competed visual systems. Of the visual systems awarded, seven will feature CAE's new image generator, CAE Tropos™.

Outlook

CAE expects significant growth in its Civil training business, having increased its installed base by 50% during fiscal 2003 from 59 FFS to 89 FFS. Revenue from training in fiscal 2003 represented approximately 50% of Civil's total revenue. Today CAE is the only integrated provider of the complete training solution including the most sophisticated FFS, lower level training devices, courseware and curriculum, and Web-based training solutions.

CAE expects to maintain its commanding leadership position for competed sales of civil simulation and visual systems due to its focus on customer relationships, its commitment to innovation and technology, product quality, reliability and efficiency, and its continuing efforts to shorten delivery cycles through process improvements. CAE expects to increase its advantage in lead-time, cost, quality and reputation for performance through operational improvements and research and development (R&D) programs.

The biggest challenge facing CAE is the market uncertainty. The events of September 11, 2001, the war in Iraq and now SARS have had an extremely negative impact on commercial airlines, on aircraft manufacturers and, by extension, on CAE, which to some degree is dependent on the health and success of those industries. The sale of equipment has been impacted the most as customers delay delivery of new aircraft and thus simulators. Equipment orders in 2003 were one-half of what they were in fiscal 2002 which was already well below the prior year. We expect the total equipment sales in fiscal 2004 to be similar to fiscal 2003.

Military Simulation and Training

CAE's Military business segment is a premier designer and manufacturer of military flight and land-based simulation and training systems. Simulation equipment and training is developed for a variety of military aircraft, including helicopters, transport planes and fighter jets. CAE has an extensive product range covering many American and European weapon systems. Having made sales to over 30 countries globally, CAE has established an extensive customer base as well.

Financial Results

(amounts in millions of dollars)	2003	2002	2001	2000	1999
Revenue	$ **445.7**	461.8	329.3	309.6	291.9
Operating earnings	$ **73.6**	65.6	18.8	2.2	13.3
Operating margins	% **16.5**	14.2	5.7	0.7	4.6
Backlog	**$1,235.3**	1,378.3	971.9	1,048.4	1,164.6
Capital expenditures	$ **12.1**	14.1	1.8	9.6	34.8

Revenue of $445.7 million for the year was 3% below last year. The decline resulted from delays in the awarding of several programs in which CAE anticipated participating. Despite the decline in revenue, operating earnings rose 12% to $73.6 million. These exceptional results stemmed from better program execution particularly towards the later stages of contract completion. An improved discipline on bid to delivery introduced two years ago and further integration of the Tampa operations acquired at the beginning of fiscal 2002 also contributed to improved margins. CAE reduced the costs to complete certain programs from the initial estimates made at the time of the Tampa acquisition by approximately $12.0 million, which favourably impacted margins this year.

Backlog, at $1.2 billion, is lower than last year due to program award delays, and reflects new orders this year of $284.6 million. Close to half of the backlog is comprised of long-term contracts to provide training for the UK Ministry of Defence (MoD) under the Medium Support Helicopter program and for the design and manufacture of visual systems for the Eurofighter 2000.

Operational Highlights

Program execution was stellar, leading to the highest operating margins ever recorded for Military. However, the pace of new orders was impacted by geopolitical events leading to several delays on major programs in which CAE anticipates participating. Earlier in the year, the Company and Boeing teamed to bid jointly on the Flight School XXI program. This program for the US Army is to develop, maintain, operate, upgrade and support virtual flight simulation training at the Army Aviation Training Center in Fort Rucker, Alabama. Flight School XXI is expected to support the Army's transformation efforts with an objective to increase aviator experience in their war fighting aircraft prior to their first combat assignment. The decision on the program has been delayed, however, a request for proposal was issued in June 2003 and selection of the successful bidder is expected in the fall of 2003.

During the year, the Company was selected on a number of programs including a contract to design and manufacture two Super Lynx 300 helicopter mission simulators for the Royal Air Force of Oman, and a contract to build a CP-140 Aurora flight deck simulator and to perform an upgrade on a CP-140 cockpit procedures trainer for the Canadian Forces. Military sustained its leading position in the design and manufacture of simulation equipment for the C-130 Hercules. This was endorsed by receiving contracts valued at more than $30 million, under a long-term agreement with Lockheed Martin, to provide additional C-130J training devices and to provide training support for the US Air Force.

CAE has also continued to expand its training services with contracts in Germany to maintain and support a number of simulators on NATO bases and in the US at various Air Force bases.

Outlook

The military simulation and training market is driven by the introduction of new aircraft platforms, upgrades and life extensions to existing aircraft and a shift to greater use of simulation in pilot training programs due to the high degree of realism and the significantly lower cost compared to live training. CAE expects to increase its advantage in lead-time, cost, quality and reputation for performance through continued operational improvements and R&D programs.

Growth will be dependent on the Company's success in bidding on major programs – Flight School XXI (multi-year program potentially valued in excess of $885 million), the Canadian CF-18 Advanced Distributed Combat Training System ($200 million), UK Armoured Vehicles Training Services (AVTS) program ($1.5 billion over 30 years) and involvement with the NH90 helicopter program in Europe.

In addition to these major programs, Military will continue to expand its training services business, as evidenced by its signature of a $70 million, 10-year agreement to provide flight training support services for all three armed services of the Australian Defence Force and to capitalize on the increase in defence and security spending, particularly in the US.

Marine Controls

CAE's Marine Controls business segment is a world leader in the supply of automation and controls systems for the naval and commercial market having been selected for the provision of controls for more than 130 warships in 18 navies. The system monitors and controls the propulsion, electrical steering, ancillary, auxiliary and damage control machinery and systems. The business has moved beyond the supply of marine controls into the provision of naval training services through participation in the 30-year UK Royal Navy Astute Class Submarine Training Service program awarded in fiscal 2002. The business also designs and manufactures power plant training simulators.

Financial Results

(amounts in millions of dollars)		2003	2002	2001	2000	1999
Revenue	$	**167.6**	119.5	80.6	75.3	63.8
Operating earnings	$	**31.8**	23.6	15.0	13.6	10.1
Operating margins	%	**19.0**	19.7	18.6	18.1	15.8
Backlog	$	**628.5**	676.4	131.4	170.9	78.0
Capital expenditures	$	**19.8**	18.8	1.6	0.5	10.9

Fiscal 2003 was another year of significant growth with revenue reaching $167.6 million, a 40% improvement over last year. The growth resulted from the award of several significant naval contracts including both the control system and training program for the UK Astute Submarine and a solid contribution from the commercial business. Commensurate with the revenue growth, operating earnings climbed 35% to $31.8 million. Both the revenue and operating earnings of the Marine business have more than doubled in the last three years. Operating margins are down slightly due to the mix of contracts but additional productivity gains continue to be realized as the Company has expanded its operation in India to support its software development.

Backlog was $628.5 million as at March 31, 2003, as compared with $676.4 million at the end of fiscal 2002. Approximately 50% of the backlog is represented by the long-term training service contract for the Astute Submarine program.

Operational Highlights

One of the keys to the success of the business is the participation on multi-year ship programs, including additional ship orders resulting from the exercise of options, to increase production rates. Examples this year included CAE's selection to provide control systems for an additional four new MEKO 100 patrol vessels for the Royal Malaysian Navy (contract value was $37 million which followed an initial contract for the first two ships of $21 million) and the selection earlier this year to provide a control system for a fourth KDX-II class destroyer for the South Korean Navy. Another benefit to being associated with a shipbuilding program is the opportunity to participate in upgrades. CAE was selected this year to provide display replacements and perform an obsolescence study to determine upgrade requirements under the Canadian Navy Life Extension program for the Canadian Patrol Frigates. CAE provided the control system for these Frigates almost 15 years ago.

The Marine business has also established long-term relationships with its customers, as well as shipbuilders. This led to a recent contract award to provide Integrated Monitoring and Control Systems for the German Navy's new K130 Corvette program. This program award was shortly after the successful implementation of one of the world's most advanced automation systems on the German Navy's F-124 Frigates. The contract value at $23 million is for the first batch of five Corvettes in a planned total of 15 ships.

CAE also maintained its leading position in the supply of control systems for cruiseships, having been selected on all three new ship builds announced in the last 18 months. Since CAE's entry into the commercial marine market in August 2001 with the acquisition of Valmarine, the business has been successful in strengthening its product offering through sharing of innovative technology. In addition, cross selling in the global markets has created new opportunities in the Naval markets leading to significant contracts with the Finnish, French and Hellenic navies.

CAE's power simulation group, representing about 10% of the Marine Controls business in fiscal 2003, has focused its efforts as well on the upgrade market. In recent months upgrade contracts were received from Southern California Edison and Romania. In addition, the business sold its first ever desktop trainer to Florida Power & Light.

Outlook

With its significant installed base, the long-term training contract for the UK Astute Submarine and the possibilities of further options to build additional ships on several of its programs, the Marine business is well positioned to continue its growth in both the Naval and Commercial markets.

CAE is still waiting the final outcome with respect to the building of two 50,000-ton aircraft carriers for the UK Navy. CAE is partnered with the team led by Thales CVF. In January 2003 it was announced that the two competing teams (BAE Systems leads the other team) had formed an alliance for the delivery of the two ships using the Thales design. The impact of this decision on CAE is not yet clear.

Liquidity and Capital Resources

The Company's financing needs are met through internally generated cash flow, available funds under credit facilities and direct access to capital markets for additional long-term capital resources. The Company considers that its present and expected capital resources and current credit facilities will enable it to meet all its current and expected financial requirements for the foreseeable future.

CAE maintains committed bank lines at floating rates, each provided by a syndicate of lenders. These credit facilities permit CAE and certain designated subsidiaries to borrow funds directly for operating and general corporate purposes. The total available amount is $872.8 million of which 52% ($451.9 million) was utilized at the end of the year. This amount includes $51.4 million owing under a revolving credit facility maturing in June 2003. The Company is in full compliance with all bank covenants at the end of the year and has the ability to draw under non-committed operating lines in various currencies for up to $89.0 million, of which $41.3 million was drawn as at March 31, 2003.

As at March 31, 2003, CAE had long-term debt totalling $811.4 million. This compares to long-term debt of $926.5 million in the prior year. At March 31, 2003, the short-term portion of the long-term debt was $13.4 million compared to $37.5 million last year. CAE accounts for its credit facility maturing in June 2003 as long-term debt, together with the other maturing credit facilities in fiscal 2007, as it has sufficient availability under these facilities to retire the outstanding borrowings maturing in June 2003.

CAE employs foreign exchange forward contracts to manage exposures created when sales are made in foreign currencies. The amount and timing of forward contracts varies based on a number of project related factors, including milestone billings and the use of foreign materials and/or subcontractors. As at March 31, 2003, CAE had $102.9 million Canadian equivalent in forward contracts. The total unrealized gain as of March 31, 2003, is $3.0 million. These would be equally offset by future losses of foreign denominated cash flows over the balance of the contracts.

CAE also uses financial instruments to manage its exposure to changing interest rates and to adjust its mix of fixed and floating interest rate debt. In order to benefit from a favourable interest rate environment the mix of fixed rate versus floating rate debt was 38%–62% respectively as at March 31, 2003. CAE had interest rate swaps converting mostly floating rate long-term debt into fixed rate term debt totalling $123.6 million, which if marked to market at that date would result in a loss of $10.3 million. CAE deals only with sound counterparties in executing any of its derivative financial instruments.

In the normal course of business, CAE issued letters of credit and performance guarantees for a total amount of $195.1 million compared to $188.1 million at the end of fiscal year 2002.

As at March 31, 2003, CAE had approximately US$133.9 million of accumulated non-capital tax losses carried forward that can be used to offset tax payable on future earnings from US operations. CAE also has accumulated non-capital tax losses carried forward relating to its operations in other countries of approximately $74.0 million.

Sale and Leaseback Transactions

A key element of CAE's finance strategy to support the investment in its Civil training business is the sale and leaseback of certain of the FFS installed in the Company's global network of training centres. This provides CAE with a cost-effective long-term source of fixed-cost financing. A sale and leaseback transaction can only be executed after the FFS has achieved certification by regulatory authorities (i.e. the FFS is installed and is available to customers for training). Prior to completing a sale and leaseback transaction, CAE records the cost to manufacture the FFS as a capital expenditure which is included as a fixed asset on the Company's balance sheet. On the execution of a sale and leaseback transaction CAE records the transaction as a disposal of a fixed asset. The cash proceeds received on the disposal approximate the fair market value of the FFS. The difference between the proceeds received and CAE's cost to manufacture, approximately the margin CAE would record if it had a competed FFS sale to a third party, is recorded under long-term liabilities and recognized into earnings as applicable. This amount, after deducting the guaranteed residual value where appropriate, is then amortized over the term of the sale and leaseback transaction as a reduction of rental expense. At the end of the term of the sale and leaseback transaction the guaranteed residual value will be taken into income should no reduction occur in the value of the underlying simulator.

The following is a summary of the existing sale and leaseback transactions for simulators currently in service in Civil's training locations, accounted for as operating leases on the Company's financial statements, completed as at March 31, 2003:

	Fiscal Year	Number of Sims	Lease Obligation	Initial Term (Years)	Imputed Interest Rate	Deferred Gain	Residual Value Guarantee
SimuFlite	2002/03	6	$ 93.4	12	5.6%	2.7	–
Toronto Training Centre	2002	2	58.9	21	6.4%	17.7	9.2
Air Canada Training Centre	2000	2	45.5	20	7.6%	15.7	8.3
Denver/Dallas Training Centers	2003	5	118.8	20	5.0%	34.4	–
Amsterdam Training Centre	2002	3	50.8	8	6.4%/9.8%	–	–
China Southern JV[1]	2003	5	57.3	15	3.0%	–	–
Others	–	4	36.4	10	3.4%[2]/7.3%	5.1	5.1
		27	$ 461.1			75.6	22.6
Annual Sale and Leaseback Lease Payments (FY04)			$ 40.6				

1 Joint venture in which CAE has a 49% participation level.
2 Floating Rate Basis.

Future minimum lease payments for such arrangements, amounting to approximately $461.1 million as at March 31, 2003, are included in note 19 "Operating Lease Commitments" to the consolidated financial statements.

Non-recourse Project Financing

During 1997, the Company arranged project financing for the Medium Support Helicopter (MSH) program it entered into with to the UK Ministry of Defence. The contract was awarded to a consortium, CAE Aircrew Training Plc (Aircrew). The capital value of the assets required to be supplied by Aircrew is in excess of $200 million. The entity that owns the assets operated by the training centre is CVS Leasing Ltd. (in which CAE has a 14% interest). CAE manufactured and sold the simulators to CVS Leasing Ltd., and CVS Leasing Ltd. then leased this equipment to Aircrew for the full term of the MSH contract. As Aircrew is majority-controlled by CAE, its financial statements are consolidated in the Company's results. Future minimum lease payments associated with the simulators leased to Aircrew amount to approximately $250 million as at March 31, 2003, and are included in the amount disclosed in note 19 "Operating Lease Commitments" to the consolidated financial statements.

Under the new accounting pronouncements regarding variable interest entities in the US and Canada there is no change to the accounting for this project financing.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of the contingent assets and liabilities at the date of the financial statements and revenue and expenses for the period reported. Estimates are based upon historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated periodically and form the basis for making judgements regarding the carrying values of assets and liabilities and the reported amount of revenue and expenses. Actual results may differ from these estimates under different assumptions.

CAE's critical accounting policies are those that it believes are the most important in determining its financial condition and results, and require significant subjective judgement by management. A summary of the Company's significant accounting policies, including the critical accounting policies discussed below, is set out in the notes to the consolidated financial statements.

Revenue Recognition

CAE generates a significant portion of its revenue from long-term contracts in all of its three business segments. With the focus of the business on training, the number and amount of long-term contracts is down considerably from the prior year. The payment terms under CAE's Civil equipment FFS contracts are spread over the build cycle of 14 to 16 months. The cost of a FFS is very predictable particularly for repeat or common simulator types such as an A320 or B737. No revenue is recorded for FFSs built for CAE's own training centres. The cost is reflected as a capital expenditure. Revenue derived from training is recorded when the training event occurs.

For Military, full flight mission simulators are more complex and the time to design and manufacture is at least two years. There are fewer repeat orders and the level of non-recurring cost in each simulator could be significant, making the predictability of total costs more difficult when compared to a Civil FFS.

Marine contracts are also longer term in nature, usually multi-year, as the majority of the contracts are for real-time control systems requiring installation during the shipbuilding period. Most naval contracts involve supply of control systems for multiple ships of the same design with non-recurring effort for software engineering for first of class ship. The repeat ships are largely hardware with little software.

Revenue from long-term contracts is recognized using the percentage-of-completion method, where revenue, earnings and unbilled accounts receivable are recorded as related costs are incurred, on the basis of percentage costs incurred to date on a contract, relative to the estimated total costs. Significant judgement is involved in estimating the total costs to complete a project. Revisions in cost and earnings estimates during the term of the contract are reflected in the period in which the need for revision becomes known. Losses, if any, are recognized fully when first anticipated. Generally, the terms of long-term contracts provide for progress billing based on completion of certain phases of work. Warranty provisions are recorded at the time revenue is recognized, based on past experience.

Credit risk also exists but is considered minimal because CAE's customers are primarily established companies with publicly available credit ratings, or government agencies. Before accepting an order, CAE makes a credit evaluation in order to properly assess the credit risk. When CAE identifies a collection risk, a provision for doubtful accounts is recorded.

Valuation of Intangible Assets and Goodwill

CAE accounts for its business combinations under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. Part of this allocation process requires that CAE identify and attribute values and estimated lives to the intangible assets acquired. CAE may engage experts to assist it in these matters, however, these determinations involve considerable judgement. They often involve the use of significant estimates and assumptions, including those with respect to future cash flows, discount rates and asset lives. These determinations will affect the amount of amortization expense to be recognized in future periods.

Effective April 1, 2002, CAE adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3062, *Goodwill and Other Intangible Assets*. This section requires that goodwill and intangible assets with indefinite useful lives not be amortized. Other intangible assets are amortized over their estimated useful lives. Their fair value is to be assessed annually and, if necessary, written down for any impairment. Goodwill represents the cost of investments in subsidiaries in excess of the fair value of the net identifiable assets acquired. Goodwill for acquisitions made prior to fiscal 2002 was amortized up to March 31, 2001, using the straight-line method over 40 years.

Deferred Development Costs

Where CAE intends to produce or market a product under development that is clearly defined, has identifiable costs, is technically feasible, and has a clearly defined market or use, and CAE expects to have the financial resources to complete the project, the costs associated with the project are deferred to the extent their recovery through future sales or use of the product is reasonably assured. This requires CAE to make judgements about the likelihood of recovery of the costs. If CAE determines that recovery of the costs through future sales or use is no longer likely, any deferred costs not likely to be recovered are charged against earnings in the period. Once the project is complete, CAE amortizes the deferred costs by reference to sales or use of the product over a period not exceeding five years.

Pre-operating Costs

The Company defers expenditures incurred during the pre-operating period for all new training centres. Expenditures directly related to placing a new training centre into commercial service are incremental in nature and are considered by management to be recoverable from the future operations of the new training centre. Capitalization ceases at the opening of the training centre. Amortization of the deferred costs is taken over 5 to 20 years based on the expected period and pattern of benefit of the deferred expenditures.

New Accounting Standards

During the period covered by its financial statements, CAE implemented certain changes to its accounting policies in order to conform to CICA accounting standards.

Business Combinations, Goodwill and Other Intangible Assets

On April 1, 2001, the Company adopted the new recommendations of the CICA Section 1581, *Business Combinations* and Section 3062, *Goodwill and Other Intangible Assets*. Accordingly, all business acquisitions performed during the fiscal year were accounted for using the purchase method. In addition, CAE ceased amortizing goodwill from April 1, 2001, as it adopted the goodwill impairment model introduced by the new accounting rules. Goodwill amortization amounted to $5.1 million for the year ended March 31, 2001. In addition, no write-down of goodwill arose from the application of the impairment model upon adoption of these new recommendations.

Foreign Currency Translation
Effective April 1, 2002, the Company adopted retroactively the new recommendations of the CICA Section 1650, *Foreign Currency Translation*. Under the provisions of Section 1650 the Company no longer amortizes the exchange gains or losses arising on the translation of long-term foreign currency debt. Exchange gains or losses arising on translation are included in earnings as incurred. At March 31, 2002, the unamortized exchange loss relating to the existing long-term foreign currency denominated items amounted to $6.4 million net of income taxes of $2.8 million. Consequently, prior years' financial statements have been restated through a charge to fiscal 2002 opening retained earnings of $5.3 million, net of taxes of $2.3 million (2001 – $3.3 million, net of taxes of $1.3 million).

Stock-Based Compensation
Effective April 1, 2002, CAE adopted the new recommendations of CICA Section 3870, *Stock-based Compensation and Other Stock-based Payments*. The standard encourages but does not require that the fair value method of valuing stock options be used for transactions with employees. The Company has not changed the method previously used to account for stock options granted to employees, but is providing the required pro forma disclosures on the impact of the fair value method, which produces estimated compensation charges. For the fiscal year beginning on April 1, 2003, the Company will commence expensing its stock-based compensation using the fair value method.

Disclosure of Guarantees
As at March 31, 2003, the Company has adopted the CICA Accounting Guideline, *Disclosure of Guarantees*, which requires that each guarantor disclose information about each guarantee even when the likelihood of the guarantor having to make payment under the guarantee is slight.

Business Risks and Uncertainties

CAE operates in different industry segments that involve various risk factors and uncertainties, which are carefully considered in the Company's management policies.

CAE's success in civil aviation, military and marine markets depends fundamentally on the reliability of its products, the quality of its services and its ability to adapt, in a timely manner, to changing customer needs and industry standards. The Company operates in different industry segments and global markets that involve various risk factors and uncertainties, including worldwide economic and political trends and developments.

CAE operates in the civil simulation equipment and training services markets, both of which are heavily dependent on demand for air transportation and the financial condition of commercial airlines. The recent trend of major airline bankruptcies in Europe, the US, Canada and other CAE markets poses risks to CAE as an unsecured vendor and/or service provider to these and other potentially insolvent customers. Demand for simulation equipment tends to follow the trend established in the commercial airline industry, particularly the delivery of new aircraft. The utilization of CAE's installed base of simulators in its training network depends on the extent to which simulated aircraft types match the configuration of in-use aircraft.

CAE must comply with rules imposed by regulatory authorities that may change without notice, resulting in potential disruptions to sales and operations. The sale or license of virtually all of CAE's products is subject to various regulatory controls that change with some frequency.

CAE's Military and Marine businesses depend heavily on government programs and contracts that ultimately reflect the level of government expenditures directed towards national defence budgets (particularly capital equipment programs), the priority of various programs within defence budgets and in certain instances, the maintenance of government programs supporting research and development. Programs may be only partially funded pending future appropriations and may contain provisions permitting termination at the government's convenience, in whole or in part, without prior notice, upon payment of limited compensation. Government-funded military programs are also heavily regulated, with certain government purchasing regulations limiting the range of reimbursable costs in fixed-price contracts, including most financing costs and the amortization of various intangible assets.

CAE operates in intensely competitive markets. Some of its competitors, particularly in military markets, possess substantially greater resources, well-established relationships with various procuring organizations and a greater in-country presence that may give them an advantage in winning contracts.

CAE's often lengthy and unpredictable sales cycle could result in volatility in our operating results. The Company must invest significant amounts of time and resources educating and informing potential customers about the benefits of products and services (particularly government agencies with lengthy internal budgeting approval and competitive evaluation processes), with no guarantee of compensatory revenue.

CAE's business could be harmed if its products do not successfully integrate or operate with other sophisticated and continually evolving software, computing and communications systems. If CAE experiences difficulties or does not meet project milestones in a timely manner, the Company could be obligated to devote more engineering and other resources to a particular project than originally anticipated. While CAE believes it has recorded adequate provisions for losses on fixed-price contracts, obligations under fixed-price and long-term supply contracts could subject the Company to contract losses in excess of provisions.

CAE's ability to complete contracted sales included in its order backlog is dependent on the long-term financial condition of the contracting customers. In addition, approximately 70% of the backlog is comprised of long-term military contracts that may be terminated unilaterally by the contracting government agency.

CAE's ability to protect its intellectual property is limited; and unauthorized parties may be able to use CAE's technology or products in ways that weaken CAE's competitive position. Reliance on the intellectual property of others, including data concerning the functions, design and performance characteristics of a product or system in the process of being simulated, could prevent or delay performance. Future litigation related to the defence of CAE's intellectual property rights or involving infringement claims brought against CAE or a customer could be lengthy and costly, with no assurance of success.

CAE is subject to the risks of doing business in foreign countries, including: changes to laws and regulations in host countries; the cost and complexity of using foreign representatives and consultants; the imposition of tariffs, embargoes, controls and other restrictions impeding the free flow of goods, information and capital; the difficulties of managing and operating an enterprise and complying with laws in multiple jurisdictions; and general changes in economic and geopolitical conditions. Fluctuations in the value of the Canadian dollar relative to foreign currencies could result in currency exchange gains and losses. Current hedging activities may not be successful.

Covenants in CAE's debt agreements as well as the level of debt could restrict CAE's ability to finance its future operations or capital needs or to engage in other business activities that may be of interest. In addition, an inability to meet financial covenants regarding compliance with specified ratios and tests could cause the repayment of debt to be accelerated.

CAE may be subject to significant liabilities imposed by new environmental laws and regulations or contractual indemnities; product liability and warranty claims; or liabilities arising out of accidents or disasters involving aircraft, marine vessels or power plants for which CAE has provided training products or services or control systems. CAE cannot be certain that existing insurance coverage will be sufficient to cover one or more substantial claims.

Some of CAE's 13 collective bargaining agreements are subject to renewal in fiscal 2004. Unsuccessful negotiations could result in work stoppages and other labour disturbances that could have a material adverse effect on the business.

CAE's continued success will depend in part on the ability to retain and attract key personnel with the relevant skills, expertise and experience. The Company applies a compensation policy designed to mitigate this risk.

Management Report

Management is responsible for the integrity and objectivity of the information contained in this annual report and for the consistency between the financial statements and other financial and operating data contained elsewhere in the report. The accompanying financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, using policies and procedures established by management, and reflect the Company's financial position, results of operations and cash flow.

Management has established and maintains a system of internal controls which is designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that financial information is reliable and accurate. The Company also maintains an internal audit function that evaluates and formally reports to management and the Audit Committee on the adequacy and effectiveness of internal controls.

The financial statements have been examined by external auditors appointed by the shareholders. Their examination provides an independent view as to management's discharge of its responsibilities insofar as they relate to the fairness of reported operating results and financial condition. They obtain an understanding of the Company's accounting systems and procedures and conduct such tests and related procedures as they deem necessary to arrive at an opinion on the fairness of the financial statements.

Ultimate responsibility to the shareholders for the financial statements rests with the Board of Directors. An Audit Committee is appointed by the Board to review the financial statements in detail and to report to the Directors prior to such statements being approved for publication. The Audit Committee meets regularly with management, the internal auditors and the external auditors to discuss their evaluation of internal accounting controls, audit results and the quality of financial reporting. The external auditors have free access to the Audit Committee, without management's presence, to discuss the results of their audit.



D.H. Burney
President and Chief Executive Officer



P.G. Renaud
Executive Vice President,
Chief Financial Officer and Secretary

Auditors' Report

To the Shareholders of CAE Inc.

We have audited the Consolidated Balance Sheets of CAE Inc. as at March 31, 2003 and 2002, and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and 2002, and the results of its operations and cash flows for each of the years in the three-year period ended March 31, 2003 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Montreal, Canada
May 6, 2003

Comments by Auditors for US Readers on Canada-US Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the changes described in note 1 to the consolidated financial statements. Our report to the shareholders dated May 6, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants
Montreal, Canada
May 6, 2003

Consolidated Balance Sheets

as at March 31 (amounts in millions of Canadian dollars)	2003	2002 (Restated) (note 1)
Assets		
Current assets		
Cash and cash equivalents	$ 17.1	$ 88.8
Short-term investments	2.6	21.3
Accounts receivable (note 4)	373.1	378.2
Inventories (note 5)	136.3	130.9
Prepaid expenses	14.0	9.9
Income taxes recoverable	25.7	15.8
Future income taxes (note 14)	3.5	28.9
	572.3	673.8
Restricted cash	14.4	15.6
Assets of discontinued operations (note 3)	50.0	123.8
Property, plant and equipment, net (note 6)	930.4	816.2
Future income taxes (note 14)	85.7	74.1
Intangible assets (note 7)	171.7	163.4
Goodwill (note 8)	366.8	375.5
Other assets (note 9)	165.2	136.0
	$2,356.5	$2,378.4
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 413.3	$ 420.5
Deposits on contracts	101.2	189.1
Long-term debt due within one year	13.4	37.5
Future income taxes (note 14)	42.4	50.4
	570.3	697.5
Liabilities of discontinued operations (note 3)	17.9	40.5
Long-term debt (note 10)	798.0	889.0
Long-term liabilities (note 15)	139.6	73.7
Future income taxes (note 14)	80.5	65.6
	1,606.3	1,766.3
Shareholders' Equity		
Capital stock (note 11)	190.5	186.8
Retained earnings	531.2	440.4
Currency translation adjustment	28.5	(15.1)
	750.2	612.1
	$2,356.5	$2,378.4

Commitments and contingencies (notes 17 and 19)

Approved by the Board:



D.H. Burney
Director



L.R. Wilson
Director

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Earnings

years ended March 31 (amounts in millions of Canadian dollars, except per share amounts)	2003	2002	2001
		(Restated) (note 1)	(Restated) (note 1)
Revenue			
Civil Simulation and Training	$ 517.2	$ 545.2	$ 481.5
Military Simulation and Training	445.7	461.8	329.3
Marine Controls	167.6	119.5	80.6
	$ 1,130.5	$ 1,126.5	$ 891.4
Operating earnings			
Civil Simulation and Training	$ 116.2	$ 151.8	$ 115.8
Military Simulation and Training	73.6	65.6	18.8
Marine Controls	31.8	23.6	15.0
Earnings from continuing operations before interest and income taxes	221.6	241.0	149.6
Interest expense (income), net (note 10 (xi))	30.4	22.7	(6.3)
Earnings from continuing operations before income taxes	191.2	218.3	155.9
Income taxes (note 14)	60.2	69.9	52.2
Earnings from continuing operations	$ 131.0	$ 148.4	$ 103.7
Results of discontinued operations (note 3)	(13.8)	1.1	2.4
Net earnings	$ 117.2	$ 149.5	$ 106.1
Basic and diluted earnings per share from continuing operations	$ 0.60	$ 0.68	$ 0.48
Basic and diluted net earnings per share	$ 0.53	$ 0.69	$ 0.49
Weighted average number of common shares outstanding	219.4	217.6	215.7

Consolidated Statements of Retained Earnings

years ended March 31 (amounts in millions of Canadian dollars)	2003	2002	2001
		(Restated) (note 1)	(Restated) (note 1)
Retained earnings at beginning of year as previously reported	$ 446.8	$ 321.2	$ 235.9
Adjustment for change in accounting policy (note 1)	(6.4)	(5.3)	(3.3)
Retained earnings at beginning of year as restated	$ 440.4	$ 315.9	$ 232.6
Excess of common share purchase price over amount charged to capital stock	–	–	(1.2)
Net earnings	117.2	149.5	106.1
Dividends	(26.4)	(25.0)	(21.6)
Retained earnings at end of year	$ 531.2	$ 440.4	$ 315.9

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flow

years ended March 31 (amounts in millions of Canadian dollars)	2003	2002	2001
		(Restated) (note 1)	(Restated) (note 1)
Operating activities			
Earnings from continuing operations	$ 131.0	$ 148.4	$ 103.7
Adjustments to reconcile earnings to cash flows from operating activities:			
Amortization	70.6	43.1	19.1
Future income taxes	18.8	7.1	(8.5)
Investment tax credit	(18.6)	(19.0)	(22.5)
Other	(18.1)	1.1	(11.2)
Decrease (increase) in non-cash working capital (note 16)	(41.3)	(7.6)	79.1
Net cash provided by continuing operating activities	142.4	173.1	159.7
Investing activities			
Purchase of businesses (note 2)	–	(757.6)	–
Proceeds from disposal of businesses (note 3)	25.0	187.1	5.7
Short-term investments, net	18.8	101.5	(51.7)
Capital expenditures	(238.9)	(249.6)	(76.3)
Proceeds from sale and leaseback of assets	127.0	42.6	–
Deferred development costs	(13.3)	(31.1)	(13.7)
Deferred pre-operating costs	(10.7)	(15.1)	(4.2)
Other assets	(27.5)	(33.0)	(7.8)
Net cash used in continuing investing activities	(119.6)	(755.2)	(148.0)
Financing activities			
Proceeds from long-term debt	270.0	755.8	–
Repayments of long-term debt	(326.3)	(195.6)	(16.2)
Dividends paid	(26.2)	(24.8)	(21.2)
Purchase of capital stock	–	–	(1.3)
Capital stock issuance (note 11)	3.5	6.1	6.9
Other	(14.1)	(2.3)	(3.0)
Net cash provided by (used in) continuing financing activities	(93.1)	539.2	(34.8)
Net cash (used in) provided by discontinued activities (note 3)	(3.6)	(24.5)	10.4
Effect of foreign exchange rate changes on cash and cash equivalents	2.2	(0.6)	6.0
Net decrease in cash and cash equivalents	(71.7)	(68.0)	(6.7)
Cash and cash equivalents at beginning of year	88.8	156.8	163.5
Cash and cash equivalents at end of year	$ 17.1	$ 88.8	$ 156.8

Supplementary Cash Flow Information (note 16)

The accompanying notes form an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

years ended March 31, 2003, 2002 and 2001 (amounts in millions of Canadian dollars)

Note 01 – Summary of Significant Accounting Policies

The accounting policies of CAE Inc. and its subsidiaries ("CAE" or "the Company") conform with Canadian generally accepted accounting principles (Canadian GAAP). These accounting principles are different in some respects from United States generally accepted accounting principles (US GAAP). The significant differences are described in note 22.

Nature of Operations

CAE designs and provides simulation equipment and services and develops integrated training solutions for the military, commercial airlines, business aircraft operators, aircraft manufacturers and marine vessel operators.

CAE's flight simulators replicate aircraft performance in normal and abnormal operations and a comprehensive set of environmental conditions, utilizing visual systems with an extensive database of airports, other landing areas and flying environments and motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used in its simulators. CAE is developing a global network of training centres in locations around the world.

The Company also provides simulators and training services for sea and land-based activities and supplies marine automation systems for military and civil applications. CAE's marine control systems monitor and control propulsion, electrical steering, ancillary, auxiliary and damage control systems.

Restated Consolidated Financial Statements

The figures for 2002 and 2001 have been restated to disclose Marine Controls' results separately as a new business segment and apply amendments to the Canadian Institute of Chartered Accountants (CICA) Handbook described in this note.

Consolidation

The consolidated financial statements include the accounts of CAE Inc. and all subsidiaries. All inter-corporate accounts and transactions have been eliminated. Acquisitions are accounted for using the purchase method and, accordingly, the results of operations of subsidiaries are included from the respective dates of acquisition. Portfolio investments are accounted for using the cost method.

Revenue Recognition

Revenue from long-term contracts for building simulators and training and controls systems is recognized using the percentage-of-completion method where revenue, earnings and unbilled accounts receivable are recorded as related costs are incurred, on the basis of the percentage of actual costs incurred to date on a contract, relative to the estimated total costs to complete that contract. Revisions in cost and earnings estimates during the term of the contract are reflected in the period in which the need for revision becomes known. Losses, if any, are recognized fully when first anticipated. Generally, the terms of long-term contracts provide for progress billings based on completion of certain phases of work. Warranty provisions are recorded at the time revenue is recognized, based on past experience. No right of return or complimentary upgrades are provided to customers. Post-delivery customer support is billed separately and revenue is recorded ratably over the support period.

Training service revenues are recognized in the period such services are provided. All other revenue is recorded and related costs transferred to cost of sales at the time the product is delivered and the benefits and the risks of ownership associated with the product are transferred to the customer.

Cash and Cash Equivalents

Cash consists of cash and cash equivalents, which are short-term, highly liquid investments with original terms to maturity of 90 days or less.

Short-Term Investments

Short-term investments include money market instruments and commercial paper carried at the lower of cost or market value.

Inventories

Raw materials are valued at the lower of cost and replacement cost. Work in process is stated at the lower of average cost and net realizable value. The cost of work in process includes material, labour and an allocation of manufacturing overhead.

Restricted Cash

Under the terms of a subsidiary's external bank financing, the Company is required to hold a defined amount of cash on deposit as collateral.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. The declining balance and straight-line methods are used in computing amortization over the estimated useful lives of the assets. Useful lives are estimated as follows:

Building and improvements	20 to 40 years
Machinery and equipment	3 to 10 years
Simulators	12 to 25 years

In fiscal year 2003, the Company has changed the amortization period for Civil simulation equipment from 20 years to 25 years, to reflect the approximate useful life of the simulators. This change reduced the amortization expense by $3.7 million on a year-to-year basis.

Leases

Leases entered into by the Company in which substantially all the benefits and risks of ownership are transferred to the Company are recorded as capital leases and classified as property, plant and equipment and long-term borrowings. All other leases are classified as operating leases under which leasing costs are expensed in the period in which they are incurred. Gains on the sale and leaseback of assets are deferred and amortized over the term of the lease.

Business Combinations, Goodwill and Intangible Assets

During the first quarter of fiscal 2002, the Company adopted CICA Handbook Section 1581, *Business Combinations*, which requires all business combinations to be accounted for using the purchase method. In addition, any goodwill and intangible assets with indefinite useful lives acquired in a business combination are to be accounted for under CICA Handbook Section 3062, *Goodwill and Other Intangible Assets*. This section requires that goodwill and intangible assets with indefinite useful lives not be amortized. Their fair value is to be assessed at least annually and, if necessary, goodwill and intangible assets with indefinite useful lives are written down to such fair value for any impairment.

Goodwill represents the cost of investments in subsidiaries in excess of the fair value of the net identifiable assets acquired. Goodwill for acquisitions made prior to fiscal 2002 was amortized up to March 31, 2001, using the straight-line method over 40 years.

Intangible assets are recorded at their fair value at the date of acquisition of the related operating companies. Amortization is provided for all intangible assets on a straight-line basis over their estimated useful lives. Useful lives are estimated as follows:

	Amortization Period	Weighted Average Amortization Period
Trade names	20 to 25 years	20
Backlog and contractual agreements	1 to 20 years	11
Customer relationships	20 to 25 years	24
Other	12 to 20 years	18

Interest Capitalization

Interest costs relating to the construction of training centres are capitalized as part of the cost of property, plant and equipment. Capitalization of interest ceases when the training centre is completed and ready for productive use.

Foreign Currency Translation

The functional currency of the Company and each of its subsidiaries is the local currency. Monetary assets and liabilities denominated in currencies other than functional currency (the "functional currency") are translated at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Revenue and expense items are translated at average rates of exchange for the year. Translation gains or losses are included in the determination of earnings, except for gains or losses arising on translation of accounts of foreign subsidiaries considered self-sustaining and gains or losses arising from the translation of foreign currency debt that has been designated as a hedge of the net investment in subsidiaries, which are deferred as a separate component of shareholders' equity.

Earnings from continuing operations include a net foreign exchange gain of $6.1 million in 2003 (2002 – net foreign exchange loss of $1.2 million, 2001 – net foreign exchange loss of $6.2 million.)

On April 1, 2002, CAE retroactively adopted the amendments to CICA Handbook Section 1650, *Foreign Currency Translation*. Accordingly, the Company no longer defers and amortizes the exchange gains or losses arising on translation of long-term foreign currency denominated items. Exchange gains or losses arising on translation of such items are now included in earnings as incurred. Consequently, prior years' financial statements were restated through a charge to fiscal 2003 opening retained earnings of $6.4 million, net of $2.8 million of taxes, a charge to fiscal 2002 opening retained earnings of $5.3 million, net of $2.3 million of taxes and a charge to fiscal 2001 opening retained earnings of $3.3 million, net of $1.3 million of taxes.

Foreign Operations

The Company's foreign operations are considered to be self-sustaining. Accordingly, the accounts of the Company's foreign operations are translated into Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at the exchange rates in effect at the end of the reporting periods and revenues and expenses are translated at the average exchange rates for the reporting periods. Gains and losses on translation of these foreign operations into Canadian dollars are included in the cumulative translation adjustment in shareholders' equity. Changes in the cumulative translation adjustment result solely from the application of this translation method and gains or losses arising from the translation of foreign currency denominated debt which has been designated as a hedge of the net investment in foreign operations.

Research and Development Costs

Research costs are charged to earnings in the periods in which they are incurred. Development costs are also charged to earnings in the period incurred unless they meet the criteria for deferral. Government assistance arising from research and development costs is deducted from the related costs. Amortization of development costs deferred to future periods commences with the commercial production of the product and is charged to earnings based on anticipated sales or use of the product, over a period not exceeding five years.

Pre-operating Costs

The Company defers expenditures incurred during the pre-operating period for all new training centres. Expenditures directly related to placing a new training centre into commercial service are incremental in nature and are considered by management to be recoverable from the future operations of the new training centre. Capitalization ceases at the opening of the training centre. Amortization of the deferred costs is taken over 5 to 20 years based on the expected period and pattern of benefit of the deferred expenditures.

Deferred Financing Costs

Costs incurred relating to the issuance of long-term debt are deferred and amortized over the term of the related debt.

Income Taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. A valuation allowance is recognized to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will not be realized. Future income tax assets and liabilities are adjusted for the effects of subsequent changes in tax laws and rates on the date of enactment or substantive enactment.

Investment tax credits arising from research and development activities are deducted from the related costs and are accordingly included in the determination of earnings in the same year as the related costs. Investment tax credits arising from the acquisition of property, plant and equipment and deferred development costs are deducted from the cost of those assets with amortization calculated on the net amount.

Pensions

The Company accrues its obligations under employee pension plans and the related costs, net of plan assets. The cost of pensions is actuarially determined using the projected benefits method pro rated on service, expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair market value.

The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the remaining service period of active employees.

Stock-Based Compensation Plans

The Company's stock-based compensation plans consist of an Employee Stock Option Plan (ESOP), an Employee Stock Purchase Plan (ESPP) and Deferred Share Unit (DSU) plans for executives, which are described in note 12. No compensation expense is recognized for the ESOP when stock options are issued to employees. Consideration paid by employees on the exercise of stock options is credited to capital stock. A compensation expense is recognized for the Company's portion of the contributions made under the ESPP and for amounts due under the DSU plans.

On April 1, 2002, CAE adopted the new recommendations of CICA Section 3870, *Stock-based Compensation and Other Stock-based Payments*. The standard encourages, but does not require, that the fair value based method for valuing stock options be used for transactions with employees. In note 12, pro forma net earnings and pro forma basic and diluted net earnings per share figures are presented as if the fair value based method of accounting had been used to account for stock options granted to employees. CAE's practice is to issue options in May of each fiscal year, whereby these options vest equally over four years. Stock-based compensation arrangements that can be settled in cash will continue to be recognized as compensation expense. Beginning in fiscal 2004, the Company will prospectively expense the cost of stock options granted to employees using the fair value based method.

Derivative Financial Instruments

The Company enters into forward, swap and option contracts to manage its exposure to fluctuations in interest rates and foreign exchange rates. CAE assesses on an ongoing basis whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items. The Company does not hold or issue derivative financial instruments for speculative trading purposes.

The foreign currency risk associated with certain purchase and sale commitments denominated in a foreign currency is hedged through a combination of forward contracts and options. The foreign currency realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

Interest rate swap contracts are designated as hedges of the interest rate of certain financial instruments. The interest payments relating to swap contracts are recorded in net earnings over the life of the underlying transaction on an accrual basis as an adjustment to interest income or interest expense.

Earnings Per Share

The calculation of basic earnings per share is based on the weighted average number of shares issued and outstanding. Diluted earnings per share is calculated by dividing net earnings available to common shareholders by the weighted average number of shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming exercise or conversion of all dilutive potential common shares outstanding during the year using the treasury stock method.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period reported. Actual results could differ from those estimates.

Future Changes to Accounting Standards

Impairment of long-lived assets

The CICA recently issued a new CICA Handbook Section 3063, *Impairment of Long-Lived Assets*. It provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets.

The new section requires the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. An impairment loss, if any, is determined as the excess of the carrying value of the asset over its fair value.

This new section is applicable to the Company commencing in fiscal 2004, however, earlier adoption is encouraged. The Company does not expect the adoption of this new standard to have any material effect on its consolidated financial statements. The Company currently regularly reviews the carrying value of its long-lived assets and, should their carrying value exceed the amount recoverable, a write-down is charged to earnings equal to the excess of carrying value over the net recoverable amount.

Disposal of long-lived assets and discontinued operations

The CICA recently issued a new CICA Handbook section, *Disposal of Long-Lived Assets and Discontinued Operations*. It provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It replaces the disposal provisions in Section 3061, *Property, Plant and Equipment*, and Section 3475, *Discontinued Operations*.

The new section provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at fair value less disposal costs.

It also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations and other disposals of long-lived assets.

This new section is applicable to disposal activities started on or after May 1, 2003, however, earlier adoption is encouraged by the CICA. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Consolidation of variable interest entities
In April 2003, the CICA approved a new accounting guideline titled *Consolidation of Variable Interest Entities*. The final guideline, which will be published shortly, is understood to be harmonized, in all material respects, with the recently issued US guidance (see note 22), and will be applicable for the quarter beginning on January 1, 2004. The Company is currently evaluating the impact of this draft guideline on its consolidated financial statements.

Note 02 – Business Acquisitions

On March 31, 2003, the Company completed a technology investment in the marine navigation business by acquiring all of the issued and outstanding shares of the Norway-based Hitec Marine Automation AS (Hitec). No cash consideration for the purchase of the shares was needed. NOK13.7 million will be expensed for acquisition and integration costs. The business provides marine navigation products and capabilities for both naval and commercial marine markets. This technology investment complements the Company's existing marine products and capabilities.

The allocation of the purchase price of Hitec is based on management's estimate of the fair value of assets acquired and liabilities assumed. Allocation of the purchase price involves a number of estimates as well as gathering of information over a number of months. This estimation process will be completed in the next six months and, accordingly, there may be changes to the goodwill and intangible asset values presented below for this acquisition.

During fiscal 2002, the Company completed four strategic acquisitions, two of which accelerated the Company's move into aviation training, one which significantly improved the Company's access to the US defence market and one which provided immediate entry into the commercial marine control systems market. A summary description of each acquisition follows:

On April 2, 2001, the Company acquired all of the issued and outstanding shares of BAE Systems Flight Simulation and Training Inc. (BAE Systems) located in Tampa, Florida, for a total cash consideration of US$76 million. The business has a well-established position in the US defence market for the manufacture of transport and helicopter simulation equipment and has significant training and support service activities for both civil and military markets.

On August 1, 2001, the Company acquired all of the issued and outstanding shares of Valmarine AS of Norway (Valmarine), for a cash consideration of NOK238.6 million and a CAE share issuance of NOK125.4 million, based on the average closing price of CAE's shares for the 10 days prior to August 1st. Valmarine is the global leader for marine control systems for the commercial market. The purchase price is subject to adjustment based on the performance of the business for the three-year period following the acquisition. Contingent consideration up to a maximum of NOK58 million may be recognized as an additional cost of the purchase when the contingency is resolved, and would be accounted for as additional goodwill.

On August 24, 2001, the Company acquired all of the issued and outstanding shares of the Netherland-based Schreiner Aviation Training B.V. (Schreiner) for total cash consideration of €193.4 million. The business provides simulator and ground-school civil aviation training.

On December 31, 2001, the Company acquired all of the issued and outstanding shares of SimuFlite Training International Inc. (SimuFlite), based in Dallas, Texas, for a total cash consideration of US$210.9 million. In addition, equipment in the amount of US$54 million was sold and leased back. SimuFlite is the world's second largest provider of business aviation training.

These acquisitions were accounted for under the purchase method and their operating results have been included from the respective acquisition dates.

The net assets acquired are summarized as follows:

(amounts in millions)	BAE Systems	Valmarine	Schreiner	SimuFlite	Subtotal	Hitec Marine Automation	Total
Current assets	$ 36.2	$ 16.3	$ 15.3	$ 23.0	$ 90.8	$ 5.6	$ 96.4
Current liabilities	(65.8)	(8.7)	(37.0)	(8.2)	(119.7)	(13.3)	(133.0)
Property, plant and equipment	59.0	0.5	167.9	262.0	489.4	0.1	489.5
Intangible assets							
Trade names	–	3.2	–	37.1	40.3	–	40.3
Customer relations	–	9.8	66.0	29.2	105.0	–	105.0
Customer contractual agreements	–	2.3	2.2	3.6	8.1	–	8.1
Other intangibles	2.5	3.1	–	7.0	12.6	1.2	13.8
Goodwill	104.2	40.4	102.8	106.3	353.7	1.6	355.3
Future income taxes	36.6	(3.9)	(34.2)	15.1	13.6	4.8	18.4
Long-term debt	(17.3)	–	(23.1)	(52.4)	(92.8)	–	(92.8)
Long-term liabilities	(36.1)	–	–	–	(36.1)	–	(36.1)
	119.3	63.0	259.9	422.7	864.9	–	864.9
Less: Sale and leaseback of assets	–	–	–	(86.2)	(86.2)	–	(86.2)
Shares issued (note 11)	–	(21.1)	–	–	(21.1)	–	(21.1)
Total cash consideration:	$ 119.3	$ 41.9	$ 259.9	$ 336.5	$ 757.6	$ –	$ 757.6

The net assets of Schreiner, SimuFlite and approximately 10% of the net assets of BAE Systems (including goodwill of $209.8 million) are included in the Civil Simulation and Training segment. The balance of the net assets of BAE Systems (including goodwill of $93.8 million) is included in the Military Simulation and Training segment. Net assets of Valmarine and Hitec (including goodwill of $38.9 million) are included in the Marine Controls segment.

The goodwill on the SimuFlite acquisition is the sole deductible goodwill for tax purposes.

There were certain adjustments to the assets and liabilities recorded in fiscal 2003 for three of the businesses acquired in fiscal 2003. For Valmarine, the adjustment related to the final evaluation of other intangible assets. With Schreiner, the adjustment pertained to the accounting for simulators that were being built at the time the acquisition was completed. For SimuFlite, the adjustment resulted from a purchase price arbitration settlement which occurred in 2003.

The adjustments made in 2003 to the purchase price equation are summarized as follows:

(amounts in millions)	Valmarine	Schreiner	SimuFlite	Total
Current assets	$ (0.1)	$ –	$ (2.7)	$ (2.8)
Current liabilities	–	(0.1)	(6.0)	(6.1)
Property, plant and equipment	–	–	3.2	3.2
Intangible assets	7.3	–	–	7.3
Goodwill	(2.9)	(11.6)	1.9	(12.6)
Future income taxes	(4.3)	(2.2)	–	(6.5)
Long-term debt	–	13.9	(3.3)	10.6
Total cash consideration:	$ –	$ –	$ (6.9)	$ (6.9)

Note 03 – Discontinued Operations

On February 2, 2000, the Board of Directors approved a plan to divest the Cleaning Technologies and Energy Control Systems businesses. On December 18, 2001, the Board also approved a plan to divest the Forestry Systems business segment. As a result, the results of operations and the financial position of these business segments have been reported separately in the consolidated statements of earnings and the consolidated balance sheets (together the "Discontinued Operations"). Previously reported financial statements have been restated to reclassify the Discontinued Operations, and interest expense has been allocated to the Discontinued Operations based on their share of the Company's net assets.

On May 31, 2000, the Company completed the sale of substantially all the assets of the Energy Control Systems business to SNC-Lavalin Inc.

On February 28, 2002, the Company completed the sale of two of CAE's five Cleaning Technologies operations. The Company sold the shares of CAE Ransohoff Inc., of Cincinnati, Ohio, and CAE Ultrasonics Inc., of Jamestown, New York, to the management of these operations. The total consideration was initially US$21.4 million, comprised of US$9.2 million cash and a holdback of US$1.6 million payable 120 days from closing with the balance in the form of a long-term subordinated note receivable. The total consideration was subject to adjustment based on an audit of the closing statement of financial position. In fiscal 2003, the audit was completed and certain issues remain in dispute. Adjustment to reduce the previously recorded consideration by $US2.2 million with a corresponding reduction in the holdback and a reduction in the long-term subordinated note has been recorded based on management's best estimate.

On March 28, 2002, CAE completed the sale of its fibre screening business to the Advanced Fiber Technologies Income Fund (AFT) for cash proceeds of $162.0 million. Following the closing of this transaction, certain issues arose in connection with the income tax planning with respect to the foreign operations of AFT, and the partial termination of its defined benefit pension plan for the transferred employees.

CAE recorded in its loss from Discontinued Operations in fiscal 2003 an additional after-tax cost of $3.2 million (tax amount – $1.1 million) for these adjustments.

On June 28, 2002, CAE sold the shares of CAE Cleaning Technologies Plc to the management of this operation for a note receivable of $1.2 million.

On August 16, 2002, CAE sold substantially all the assets of the sawmill division of its Forestry Systems segment for a cash consideration of $25.0 million and a further estimated payment at $10.0 million based on the operating performance of the company in the three-year period from closing.

Subsequent to March 31, 2003, CAE completed the sale of its remaining Forestry Systems business and the sale of its German Cleaning Technologies operations. In addition, CAE is in exclusive negotiations for the sale of its one remaining Cleaning Technologies business, which is expected to close in the first quarter of fiscal 2004. CAE has adjusted the carrying value of its Discontinued Operations to reflect these agreements.

Summarized financial information for the discontinued operations is as follows:

(amounts in millions)	2003	2002 (Restated)	2001 (Restated)
Revenue			
Cleaning Technologies	$ 72.0	$ 86.5	$ 119.5
Forestry Systems	20.8	193.5	300.0
	92.8	280.0	419.5
Net earnings from Forestry Systems prior to measurement date, net of tax recovery (2002 – $4.0; 2001 – $14.9)	$ –	$ 8.5	$ 29.0
Net gain (loss) from Forestry Systems after measurement date, net of tax (2003 – $3.0; 2002 – $15.2)	(7.2)	17.7	–
Net loss from Cleaning Technologies after measurement date, net of tax recovery (2003 – $7.7; 2002 – $7.3; 2001 – $18.9)	(6.6)	(25.1)	(26.6)
Net earnings (loss) from discontinued operations	$ (13.8)	$ 1.1	$ 2.4

	2003	2002	2001
Net cash (used in) provided by operating activities	$ 12.5	(15.9)	$ 23.6
Net cash used in investing activities	(14.8)	(4.7)	(11.1)
Net cash used in financing activities	(1.3)	(3.9)	(2.1)
Net cash (used in) provided by discontinued operations	$ (3.6)	(24.5)	$ 10.4

(amounts in millions)	2003		2002	
	Forestry Systems	Cleaning Technologies	Forestry Systems	Cleaning Technologies
Current assets	$ 11.5	$ 7.9	$ 40.8	$ 20.8
Property, plant and equipment, net	2.7	3.7	15.7	5.4
Goodwill	16.0	4.8	30.2	9.2
Other assets	0.8	2.6	0.6	1.1
	31.0	19.0	87.3	36.5
Assets of discontinued operations		$ 50.0		$ 123.8
Current liabilities	12.8	0.1	26.4	13.7
Other liabilities	0.9	4.1	0.4	–
	$ 13.7	$ 4.2	$ 26.8	$ 13.7
Liabilities of discontinued operations		$ 17.9		$ 40.5

Note 04 – Accounts Receivable

(amounts in millions)	2003	2002
Trade	$ 126.1	$ 107.8
Allowance for doubtful accounts	(12.1)	(6.8)
Unbilled receivables	189.7	223.8
Other receivables	69.4	53.4
	$ 373.1	$ 378.2

Approximately $6.0 million of the March 2003 unbilled receivables are not expected to be recovered within one year (2002 – $10 million).

Note 05 – Inventories

(amounts in millions)	2003	2002
Work-in-progress	$ 115.3	$ 105.9
Raw materials, supplies and manufactured products	21.0	25.0
	$ 136.3	$ 130.9

Note 06 – Property, Plant and Equipment

(amounts in millions)		2003			2002	
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Land	$ 19.2	$ –	$ 19.2	$ 19.2	$ –	$ 19.2
Buildings and improvements	247.9	50.6	197.3	229.6	40.4	189.2
Machinery and equipment	205.5	122.6	82.9	229.7	105.8	123.9
Simulators	497.3	32.2	465.1	347.2	13.8	333.4
Assets under construction						
Buildings	2.1	–	2.1	4.5	–	4.5
Equipment	163.8	–	163.8	146.0	–	146.0
	$1,135.8	$ 205.4	$ 930.4	$ 976.2	$ 160.0	$ 816.2

Amortization of property, plant and equipment was $52.1 million in 2003, $37.0 million in 2002 and $18.7 million in 2001.

Note 07 – Intangible Assets

(amounts in millions)	2003			2002		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Trade names	$ 38.5	$ 2.3	$ 36.2	$ 40.5	$ 0.5	$ 40.0
Customer relations	111.3	6.8	104.5	104.9	1.8	103.1
Customer contractual agreements	14.3	1.7	12.6	7.9	0.1	7.8
Other intangible assets	20.8	2.4	18.4	13.1	0.6	12.5
	$ 184.9	$ 13.2	$ 171.7	$ 166.4	$ 3.0	$ 163.4

The continuity of intangible assets is as follows:

(amounts in millions)	2003				2002			
	Civil Simulation and Training	Military Simulation and Training	Marine Controls	Total	Civil Simulation and Training	Military Simulation and Training	Marine Controls	Total
Beginning balance	$ 141.5	$ 2.5	$ 19.4	$ 163.4	$ –	$ –	$ –	$ –
Additions	1.8	–	1.2	3.0	145.1	2.5	18.4	166.0
Purchase price adjustment (note 2)	–	–	7.3	7.3	–	–	–	–
Amortization	(7.5)	(0.2)	(2.0)	(9.7)	(2.7)	–	(0.3)	(3.0)
Foreign exchange	4.3	(0.2)	3.6	7.7	(0.9)	–	1.3	0.4
Ending balance	$ 140.1	$ 2.1	$ 29.5	$ 171.7	$ 141.5	$ 2.5	$ 19.4	$ 163.4

The yearly estimated amortization expense for the five following years will be approximately $9.6 million.

Note 08 – Goodwill

The following table summarizes the impact of the adoption in fiscal 2002 of the new applicable CICA standards:

(amounts in millions except per share amounts)	2003	2002	2001
Reported net earnings	$ 117.1	$ 149.5	$ 106.1
Add back goodwill amortization	–	–	5.1
Adjusted net earnings	$ 117.1	$ 149.5	$ 111.2
Reported net earnings and diluted net earnings per share	$ 0.53	$ 0.69	$ 0.49
Add back goodwill amortization	–	–	0.02
Adjusted net earnings and diluted net earnings per share	$ 0.53	$ 0.69	$ 0.51

The continuity of goodwill by reportable segment is as follows:

(amounts in millions)	2003				2002			
	Civil Simulation and Training	Military Simulation and Training	Marine Controls	Total	Civil Simulation and Training	Military Simulation and Training	Marine Controls	Total
Beginning balance	$ 217.8	$ 114.7	$ 43.0	$ 375.5	$ –	$ 18.5	$ –	$ 18.5
Additions	–	–	1.6	1.6	219.0	94.4	40.3	353.7
Purchase price adjustment (note 2)	(9.7)	–	(2.9)	(12.6)	–	–	–	–
Foreign exchange	4.8	(7.1)	4.6	2.3	(1.2)	1.8	2.7	3.3
Ending balance	$ 212.9	$ 107.6	$ 46.3	$ 366.8	$ 217.8	$ 114.7	$ 43.0	$ 375.5

Note 09 – Other Assets

(amounts in millions)	2003	2002 (Restated) (note 1)
Investment in and advances to CVS Leasing Ltd. (i)	$ 43.7	$ 24.0
Deferred development costs net of $0.2 million accumulated amortization (2002 – nil) (ii)	37.6	30.1
Deferred pre-operating costs net of $4.4 million accumulated amortization (2002 – $2.2 million)	27.7	26.6
Long-term receivables (iii)	15.1	13.0
Deferred financing costs net of $2.1 million accumulated amortization (2002 – $1.6 million)	12.7	16.3
Other	28.4	26.0
	$ 165.2	$ 136.0

(i) The Company led a consortium which was contracted by the UK MoD to design, construct, manage, finance and operate an integrated simulator-based aircrew training facility for the Medium Support Helicopter fleet of the Royal Air Force. The contract covers a 40-year period, which can be terminated by the MoD after 20 years, in 2018.

In connection with the contract, the Company has established a subsidiary, CAE Aircrew Training Plc (Aircrew), of which it owns 78% (2002 – 74%) with the balance held by the other consortium partners. This subsidiary has leased the land from the MoD, has built the facility and operates the training centre, and has been consolidated with the accounts of the Company.

In addition, the Company has a minority shareholding of 14% (2002 – 11%) in, and has advanced funds to, CVS Leasing Ltd. (CVS), a company established to acquire the simulators and other equipment that are leased to Aircrew. CVS obtained project financing which amounts to £73 million at March 31, 2003, and expires in October 2015. This financing is secured solely by the assets of CVS with no recourse to CAE.

(ii) Research and development expenditures aggregated $115.2 million during the year (2002 – $104.7 million, 2001 – $104.9 million) of which $13.7 million was capitalized. The Company has received government assistance of $32.5 million during the year (2002 – $15.8 million, 2001 – $3.5 million), of which $2.3 million (2002 – $9.5 million, 2001 – nil) was recorded against deferred costs incurred to develop new products with the balance being accounted for as a reduction of research and development expenses.

(iii) The Company has established a secured subordinated promissory note with the Cleaning Technologies Group for the sale of the Ransohoff and Ultrasonic operations. The principal amount of the note, $13.2 million, shall be due and payable commencing on August 28, 2005, until August 28, 2010, at an interest rate of 7%.

Note 10 – Debt Facilities

A. Long-Term Debt

(amounts in millions)	2003	2002
(i) Senior notes	$ 178.7	$ 192.1
Revolving unsecured term credit facilities,		
(ii) 5 years maturing April 2006, US$350.0 and €100.0 (outstanding March 31, 2003 – $114.0 and US$195.0, March 31, 2002 – $25.0 and US$139.0)	400.5	246.4
(iii) 18 months, maturing June 2003, (US$135.0) (outstanding March 31, 2003 – US$35.0, March 31, 2002 – US$174.0)	51.4	277.3
(iv) Term loan of US$32.5, secured, maturing in April 2009	47.8	58.0
(v) Term loan of £12.7, secured, maturing in October 2015 (outstanding March 31, 2003 – £10.1)	23.5	25.9
(vi) Grapevine Industrial Development Corporation bonds, secured	39.7	43.1
(vii) Secured loans, (US$5.8 and RMB29.0)	–	14.3
(viii) Term loan of £31.8, secured, maturing September 2029 (outstanding March 31, 2003 – £17.5)	40.7	34.4
(ix) Obligations under capital lease commitments	29.1	35.0
	811.4	926.5
Less: Long-term debt due within one year	13.4	37.5
	$ 798.0	$ 889.0

(i) Pursuant to a private placement, the Company borrowed US$108.0 million and $20.0 million. These unsecured senior notes rank equally with term bank financings with fixed repayment amounts of $20.0 million in 2005, US$15.0 million in 2007, US$60.0 million in 2009 and US$33.0 million in 2012. Fixed interest is payable semi-annually in June and December at an average rate of 7.6% on the US amounts and 7.2% on the Canadian amount. The Company has entered into interest rate swap agreements converting the initial fixed interest rate into the equivalent of a three-month LIBOR borrowing plus 1.8% on US$33.0 million of the senior notes.

(ii) These facilities (US$350.0 million and €100.0 million) are unsecured and the interest rate payable is based on LIBOR, BAs or EURIBOR plus 0.50%. As at the end of both fiscal years, an amount of $35.0 million has been fixed through a swap agreement until April 2006 at a rate of 5.0%. Also, as at March 31, 2002, an amount of $205.0 million was fixed until February 2003 at an average rate of 2.72%. The facility of €100.0 million was not used as of March 31, 2002 and 2003. The average interest rate at March 31, 2003 is 2.4% (2002 – 2.5%).

(iii) The revolving credit facility of US$200.0 million which expires in June 2003 was reduced to US$135.0 million in October 2002 and again in April 2003 to US$35.0 million. The facility is unsecured and the interest rate payable is based on LIBOR plus 0.50%. This facility will be refinanced by drawing under the existing credit facilities (US$350.0 million and €100.0 million) that mature in April 2006.

(iv) The Company arranged project financing for its training centre in São Paulo, Brazil. This term loan is secured by the assets of the training centre and is repayable semi-annually until April 30, 2009. Interest on the loan is charged at a rate of approximately 7.72%. The net book value of the assets securing the loan is US$50.0 million as at March 31, 2003 (2002 – US$52.5 million).

(v) The Company arranged project financing for one of its subsidiaries to finance the Company's Medium Support Helicopter program for the MoD in the United Kingdom. The credit facility includes a term loan that is secured by the project assets of the subsidiary and a bi-annual repayment is required until 2015. The facility also includes a standby loan of £4.0 million and a working capital loan of £1.0 million, both maturing in October 2015. Interest on the loans is charged at a rate approximating LIBOR plus 1%. The Company has entered into interest rate swaps totalling £10.3 million fixing the interest rate at approximately 6.82%. The value of the assets pledged as collateral for the credit facility as at March 31, 2003, is £25.8 million (2002 – £25.3 million) (note 9 (i)).

(vi) Airport Improvement Revenue Bonds were issued by the Grapevine Industrial Development Corporation, Grapevine, Texas, for amounts of US$8.0 million and US$19.0 million and maturing respectively in 2010 and 2013. Real property improvements, fixtures and specified simulation equipment secure the bonds. The rates are set periodically by the remarketing agent based on market conditions. For the bonds maturing in 2010, the rate is set weekly and, for the 2013 series, yearly. The rates are subject to a maximum rate of 10% permissible under current applicable laws. As at March 31, 2003, the combined rate for both series was approximately 1.8%. The security is limited to an amount not exceeding the outstanding balance of the loans which represents US$27.0 million as at March 31, 2003. Also, a letter of credit has been issued to support the bonds for the outstanding amount of the loans.

(vii) Secured loans consisted of a US$5.8 million loan secured by equipment expiring in June 2002 with interest payable based on US commercial paper plus 1% and a loan of RMB29 million expiring in December 2011 with interest at 6.83%. The values of the equipment securing the two loans are respectively US$8.2 million and RMB117.5 million.

(viii) The Company, in association with two other partners, arranged project financing for the delivery of training services on the Astute Class Submarine for the MoD in the United Kingdom. The Company's participation is 50%. The secured loans consist of a loan of £31.8 million split into three sections, a term loan expiring September 2029, an Equity Bridge loan expiring September 2029 and a Ramp Up Facility expiring August 2004. Interest payable amounts are based on LIBOR plus 0.60% for the term loan and the Equity Bridge loan and LIBOR plus 1.75% for the Ramp Up Facility. The loans are secured by fixed and floating charges over property and assets of the Company. The value, at CAE's participation of 50%, of the assets pledged is £17.2 million as at March 31, 2003 (2002 – £8.4 million).

(ix) These capital leases are related to the leasing of various simulators in CAE's subsidiaries. The cost associated with these simulators is $41.1 million and the accumulated amortization as at March 31, 2003, is $19.5 million (2002 – $16.4 million) for a net book value of $21.6 million (2002 – $24.7 million). The effective interest rate on obligations under capital leases, which mature from June 2003 to March 2024, was approximately 5.1% (2002 – 5.3%).

(x) Payments required in each of the next five years to meet the retirement provisions of the long-term debt are as follows:

(amounts in millions)	
2004	$ 13.4
2005	16.9
2006	33.8
2007	465.4
2008	34.5
Thereafter	247.4
	$ 811.4

(xi) Details of net interest expense (income) are as follows:

(amounts in millions)	2003	2002	2001
Long-term debt interest expense	$ 37.1	$ 30.3	$ 17.6
Short-term debt interest expense	0.2	1.9	0.1
Interest income	(3.7)	(3.4)	(20.1)
Other financing charges	3.1	1.4	0.1
Allocation of interest expense to discontinued operations	(0.1)	(3.6)	(4.0)
Interest capitalized	(6.2)	(3.9)	–
Net interest expense (income)	$ 30.4	$ 22.7	$ (6.3)

Certain of the Company's debt instruments include customary positive and negative covenants, including interest coverage, leverage ratios and restrictions on the sale of assets. At March 31, 2003, the Company is in compliance with its debt covenants.

B. Short-Term Debt

The Company has unsecured bank lines of credit available in various currencies totalling $89.0 million, of which $41.3 million was used as at March 31, 2003. The effective rate on the short-term borrowings was 4.8% (2002 – 5.6%, 2001 – 8.4%).

Note 11 – Capital Stock

(i) The Company's articles of incorporation authorize the issuance of an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares. To date, the Company has not issued any preferred shares.

(ii) A reconciliation of the issued and outstanding common shares of the Company is as follows:

	2003		2002		2001	
	Number of Shares	Stated Value	Number of Shares (c)	Stated Value	Number of Shares (c)	Stated Value
Balance at beginning of year	218,955,780	$ 186.8	216,399,856	$ 159.4	215,158,370	$ 152.3
Stock options exercised	650,776	3.5	1,118,400	6.1	1,413,076	6.9
Stock dividends (a)	54,622	0.2	17,605	0.2	34,410	0.3
Purchase of capital stock (b)	–	–	–	–	(206,000)	(0.1)
Treasury issue (note 2)	–	–	1,419,919	21.1	–	–
Balance at end of year	219,661,178	$ 190.5	218,955,780	$ 186.8	216,399,856	$ 159.4

(a) The Company provides that its shareholders may elect to receive common stock dividends in lieu of cash dividends.

(b) During the first quarter of fiscal 2001 the Company purchased 206,000 common shares on the Toronto Stock Exchange under its normal course issuer bid. The Company has purchased 8,877,000 common shares since the inception of the program on June 21, 1999. Shares purchased by the Company were cancelled. The bid expired on June 20, 2000.

(c) The Company has an amended and restated shareholder protection rights plan agreement whereby one right has been issued for each outstanding common share of the Company. The rights remain attached to the shares and are not exercisable until the occurrence of certain designated events. Upon the occurrence of such an event, the right entitles a shareholder of the Company to acquire additional common shares from treasury at half their market value. The rights expire on the date immediately after the Company's Annual Meeting of Shareholders to be held in August 2003, unless terminated at an earlier date by the Board of Directors.

(d) On June 20, 2001, the Board of Directors declared a 100% stock dividend in respect of the common shares in the capital of the Company, effectively achieving a two-for-one split of CAE's outstanding common shares. The stock dividend was payable to shareholders of record at the close of business on July 9, 2001, on the basis of one additional share for each common share held as of the Record Date. CAE's common shares commenced trading on a split basis on July 5, 2001, on the Toronto Stock Exchange. The Company ascribed no monetary value to the stock dividend. The number of shares and options, the option exercise prices and the basic and diluted net earnings per share figures have been restated retroactively to reflect the stock dividend.

(e) The following is a reconciliation of the denominators for the basic and diluted earnings per share computations:

	2003	2002	2001
Weighted average number of common shares outstanding – Basic	**219,427,513**	217,592,039	215,666,346
Effect of dilutive stock options	**897,806**	2,544,722	2,570,454
Weighted average number of common shares outstanding – Diluted	**220,325,319**	220,136,761	218,236,800

Options to acquire 3,198,000 common shares (2002 – 1,474,628, 2001 – nil) have been excluded from the above calculation since their inclusion would have an anti-dilutive effect.

Note 12 – Stock-Based Compensation Plans

Employee Stock Option Plan

Under the long-term incentive program of the Company, options may be granted to officers and other key employees of the Company and its subsidiaries to purchase common shares of the Company at a subscription price of 100% of market value. Market value is determined as the closing price of the common shares on the Toronto Stock Exchange on the last day of trading prior to the effective date of the grant.

At March 31, 2003, a total of 11,812,046 common shares remained authorized for issuance under the Plan. The options are exercisable during a period not to exceed six years and are not exercisable during the first 12 months after the date of the grant. The right to exercise all of the options accrues over a period of four years of continuous employment. However, if there is a change of control of the Company, the options become immediately exercisable. Options are adjusted proportionately for any stock dividends or stock splits attributed to the common shares of the Company.

A reconciliation of the outstanding options is as follows:

for the years ended March 31	2003 Number of Options	2003 Weighted Average Exercise Price	2002 Number of Options	2002 Weighted Average Exercise Price	2001 Number of Options	2001 Weighted Average Exercise Price
Options outstanding at beginning of year	**4,999,078**	**$ 7.70**	5,114,350	$ 5.70	5,479,326	$ 4.96
Granted	**1,767,000**	**$ 12.71**	1,698,012	$ 12.19	2,018,400	$ 6.84
Exercised	**(650,776)**	**$ 5.62**	(1,118,400)	$ 5.41	(1,413,076)	$ 4.90
Forfeited	**(325,400)**	**$ 9.38**	(692,884)	$ 7.71	(970,300)	$ 5.06
Expired	**(97,152)**	**$ 9.10**	(2,000)	$ 12.23	–	–
Options outstanding at end of year	**5,692,750**	**$ 9.37**	4,999,078	$ 7.70	5,114,350	$ 5.70
Options exercisable at end of year	**2,000,975**	**$ 6.78**	1,417,878	$ 5.70	1,268,500	$ 5.34

The following table summarizes information about the Company's Employee Stock Option Plan as at March 31, 2003:

Range of Exercise Prices	Options Outstanding: Number Outstanding	Options Outstanding: Weighted Average Remaining Contractual Life (years)	Options Outstanding: Weighted Average Exercise Price	Options Exercisable: Number Exercisable	Options Exercisable: Weighted Average Exercise Price
$4.10 to $5.70	1,175,550	2.00	$ 4.48	833,050	$ 4.59
$6.425 to $9.60	1,502,200	2.84	$ 6.90	840,050	$ 6.82
$11.90 to $14.60	3,015,000	4.75	$ 12.51	327,875	$ 12.26
Total	5,692,750	3.67	$ 9.37	2,000,975	$ 6.78

During the year ended March 31, 2003, the Company granted 1,767,000 options to purchase common shares. The weighted average grant date fair value of options granted during this period amounted to $5.84 per option. To compute the pro forma compensation cost, the Black-Scholes valuation model was used to determine the fair value of the options granted. Pro forma net earnings and pro forma basic and diluted net earnings per share and the assumptions used in the calculation are presented below:

(amounts in millions except per share amounts and assumptions data)	2003
Net earnings, as reported	$ 117.2
Pro forma impact	$ (2.5)
Pro forma net earnings	$ 114.7
Pro forma basic and diluted net earnings per share	$ 0.52
Assumptions used in Black-Scholes options pricing model:	
Dividend yield	1.058%
Expected volatility	46.5%
Risk-free interest rate	5.26%
Expected life (years)	6

Employee Stock Purchase Plan

The Company maintains an Employee Stock Purchase Plan (ESPP or "the Plan") to enable employees of the Company and its participating subsidiaries to acquire CAE common shares through regular payroll deductions plus employer contributions. The Plan allows employees to contribute up to 10% of their annual base salary. The Company and its participating subsidiaries match the first $500 employee contribution and contribute $1 for every $3 on additional employee contributions, to a maximum of 2% of the employee's base salary. Matching contributions vest at the beginning of the third year following the year during which the employee contributions were made, provided employment has been continuous during that period. Common shares of the Company are purchased by the ESPP trustee on behalf of the participants on the open market, through the facilities of the Toronto Stock Exchange. The Company recorded compensation expense in the amount of $1.9 million (2002 – $1.9 million; 2001 – $2.1 million) in respect of employer contributions under the Plan.

Deferred Share Unit Plan

Effective May 1, 2000, the Company adopted a Deferred Share Unit (DSU) Plan for executives whereby an executive may elect to receive any cash incentive compensation in the form of DSUs. The DSU Plan is intended to enhance the Company's ability to promote a greater alignment of interests between executives and the shareholders of the Company. A DSU is equal in value to one common share of the Company. The units are issued on the basis of the average closing board lot sale price per share of CAE common shares on the Toronto Stock Exchange during the last 10 days on which such shares traded prior to the date of issue. The units also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. DSUs mature upon termination of employment, whereupon an executive is entitled to receive the fair market value of the equivalent number of common shares, net of withholdings, in cash.

In fiscal 2000, the Company adopted a DSU Plan for non-employee directors. A non-employee director holding less than 10,000 common shares of the Company receives the Board retainer and attendance fees in the form of DSUs. A non-employee director holding at least 10,000 common shares may elect to participate in the DSU Plan in respect of part or all of his or her retainer and attendance fees. The terms of the DSU Plan are essentially identical to the key executive DSU Plan except that the share price used to value the DSU is based on the closing price per share of CAE common shares on the Toronto Stock Exchange on the day preceding the last business day of March, June, September and December.

The Company records the cost of the DSU Plans as compensation expense. As at March 31, 2003, 362,498 units were outstanding at a value of $1.0 million (2002 – 194,581 units at a value of $2.3 million; 2001 – 53,220 units at a value of $1.3 million).

Note 13 – Financial Instruments

Foreign Currency Risk

The Company entered into forward foreign exchange contracts totalling $102.9 million (buy contracts $51.3 million and sell contracts $51.6 million). The total unrealized gain as of March 31, 2003, is $3.0 million (on buy contracts $1.1 million and on sell contracts $1.9 million).

Consolidated Foreign Exchange Deals Outstanding

(amounts in millions of Canadian dollars)	2003		2002	
Currencies (Sold/Bought)	Notional Amount[1]	Average Rate	Notional Amount[1]	Average Rate
US/CA				
Less than 1 year	20.6	0.6222	55.0	0.6334
CA/US				
Less than 1 year	4.4	1.4842	10.4	1.5961
US/EUR				
Less than 1 year	21.1	1.0376	24.4	0.8801
Between 1 and 3 years	1.9	0.8785	2.2	0.8785
CA/EUR				
Less than 1 year	20.8	1.6168	0.8	1.3063
EUR/CA				
Less than 1 year	7.8	0.6168	–	–
Between 1 and 3 years	7.8	0.6028	–	–
Between 3 and 5 years	6.7	0.5891	–	–
GBP/CA				
Less than 1 year	10.5	0.4404	36.3	0.4411
Between 1 and 3 years	1.1	0.4606	8.7	0.4435
CA/GBP				
Less than 1 year	–	–	1.0	2.3795
GBP/EUR				
Less than 1 year	–	–	3.5	0.6354
EUR/GBP				
Less than 1 year	–	–	2.1	1.6453
	102.9		144.5	

1 Exchange rates as at the end of the respective fiscal year were used to translate amounts in foreign currencies.

Credit Risk

The Company is exposed to credit risk on billed and unbilled accounts receivable. However, its customers are primarily established companies with publicly available credit ratings, or government agencies, factors that minimize the risk. In addition, the Company typically receives substantial non-refundable deposits on contracts. The Company closely monitors its exposure to major airlines in order to curtail it to the extent possible.

The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. The Company minimizes this exposure by entering into contracts with counterparties that are of high credit quality. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. The credit standing of counterparties is regularly monitored.

Interest Rate Exposure

The Company is exposed to the volatility of interest rates on its long-term debt. As at March 31, 2003, the Company has entered into five interest rate swap agreements with three different financial institutions to mitigate these risks for a total notional value of $123.6 million. One agreement, with a notional value of $48.5 million (US$33 million), has converted fixed interest rate debt into floating whereby the Company pays the equivalent of a three-month LIBOR borrowing rate plus 1.8% and receives a fixed interest rate of 7.76% up to June 2012. The remaining four contracts are converting floating interest rate debt into fixed for a notional value of $75.1 million whereby the Company will receive quarterly LIBOR and pay fixed interest payments as follows:

- until February 2003 on two contracts totalling $205.6 million (US$129.0 million), the Company paid annually a fixed interest rate of 2.72%;
- until April 2006 on $35.0 million, the Company will pay quarterly a fixed interest rate of 4.97%;
- until September 2005 on $16.1 million (US$11.0 million), the Company will pay monthly at a fixed annual interest rate of 4.95%;
- until October 2011 on two contracts totalling $24.0 million (£10.3 million), the Company will pay quarterly at a fixed annual interest rate of 6.82%.

After taking into consideration these swap agreements, as at March 31, 2003, 38% of the long-term debt bears fixed interest rates.

Fair Value of Financial Instruments

The following methods and assumptions have been used to estimate the fair value of the financial instruments:

- cash and short-term investments, accounts receivable, accounts payable and accrued liabilities are valued at their carrying amounts on the balance sheet, which represent an appropriate estimate of their fair values due to their near-term maturities;
- capital leases are valued using the discounted cash flow method;
- long-term debt value is estimated based on discounted cash flows using current interest rates for debt with similar terms and remaining maturities;
- interest rate and currency swap contracts reflect the present value of the potential gain or loss if settlement were to take place at the balance sheet date;
- the forward foreign exchange contracts are represented by the estimated amounts that the Company would receive or pay to settle the contracts at the balance sheet date.

The fair value and the carrying amount of the financial instruments as at March 31 is as follows:

(amounts in millions)		**2003**		2002
	Fair Value	**Carrying Amount**	Fair Value	Carrying Amount
Long-term debt	**$ 837.8**	**$ 811.4**	$ 935.6	$ 926.5
Net forward foreign exchange contracts	**2.7**	**–**	(0.9)	–
Interest rate swap contracts	**(10.3)**	**–**	(2.2)	–
Currency swap contracts	**–**	**–**	3.9	–

Letters of Credit and Guarantees

As at March 31, 2003, CAE had outstanding letters of credit and performance guarantees in the amount of $195.1 million (2002 – $188.1 million) issued in the normal course of business. These guarantees are issued under standby facilities available to the Company through various financial institutions.

The advance payment guarantees are related to progress/milestone payments made by our customers and are reduced or eliminated upon delivery of the product. The contract performance guarantees are linked to the completion of the intended product or service rendered by CAE and at the satisfaction of the customer. It represents 10% to 20% of the overall contract amount. The customer releases the Company from these guarantees at the signature of a certificate of completion.

(amounts in millions)	2003	2002
Advance payment	**$ 159.9**	$ 95.6
Contract performance	**32.4**	90.2
Others	**2.8**	2.3
Total	**$ 195.1**	$ 188.1

Residual Value Guarantees – *Sale and Leaseback Transactions*

Following certain sale and leaseback transactions, the Company has agreed to guarantee the residual value of the underlying equipment in the event that the equipment is returned to the lessor and the net proceeds of any eventual sale do not cover the guaranteed amount. The maximum amount of exposure is $29.7 million of which $12.2 million matures in 2008, $8.3 million in 2020 and $9.2 million in 2023. Of this amount, as at March 31, 2003, $22.6 million is recorded as deferred gain (2002 – $17.5 million).

Indemnifications

In certain instances when CAE sells businesses, the Company may retain certain liabilities for known exposures and provide indemnification to the buyer with respect to future claims for certain unknown liabilities exisiting, or arising from events occurring, prior to the sale date, including liabilities for taxes, legal matters, environmental exposures, product liability and other obligations. The terms of the indemnifications vary in duration, from one to two years for certain types of indemnities, to terms for tax indemnifications that are generally aligned to the applicable statute of limitations for the jurisdiction in which the divestiture occurred, and terms for environmental indemnities that typically do not expire. The maximum potential future payments that the Company could be required to make under these indemnifications are either contractually limited to a specified amount or unlimited. The Company believes that the maximum potential future payments that the Company could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defenses, which are not estimable.

Note 14 – Income Taxes

A reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

(amounts in millions)	2003	2002	2001
		(Restated)	(Restated)
Earnings from continuing operations before income taxes	$ 191.2	$ 218.3	$ 155.9
Statutory income tax rates in Canada	34.7%	37.4%	44.6%
Income taxes at Canadian statutory rates	$ 66.3	$ 81.6	$ 69.5
Difference between Canadian statutory rates and those applicable to foreign subsidiaries	0.7	5.3	(10.7)
Manufacturing and processing allowance	(3.5)	(13.1)	(8.3)
Losses not tax effected	1.0	11.0	3.6
Tax benefit of losses not previously recognized	(1.1)	(6.7)	(0.2)
Research and development investment tax credits	(0.5)	(3.0)	(1.1)
Other	(2.7)	(5.2)	(0.6)
Total income tax expense	$ 60.2	$ 69.9	$ 52.2

Significant components of the provision for income tax expense attributable to continuing operations are as follows:

(amounts in millions)	2003	2002	2001
		(Restated)	(Restated)
Current income tax expense	$ 41.4	$ 62.8	$ 60.7
Change in temporary differences	20.7	9.0	(10.3)
Tax rate changes	(1.6)	0.4	(0.6)
Other	(0.3)	(2.3)	2.4
Future income tax expense (benefit)	18.8	7.1	(8.5)
Total income tax expense	$ 60.2	$ 69.9	$ 52.2

The tax effects of temporary differences that gave rise to future tax liabilities and assets are as follows:

(amounts in millions)	2003	2002	2001
		(Restated)	(Restated)
Non-capital loss carryforwards	$ 91.1	$ 101.3	$ 120.0
Capital loss carryforwards	–	4.8	5.3
Investment tax credits	(18.9)	(22.6)	(31.5)
Property, plant and equipment	(56.0)	(40.8)	(12.8)
Employee pension plans	(2.0)	3.2	(3.1)
Amounts not currently deductible	21.1	20.5	20.9
Percentage-of-completion versus completed contract	(35.2)	(30.0)	(18.6)
Other	(2.8)	(2.8)	5.1
	$ (2.7)	$ 33.6	$ 85.3
Valuation allowance	(31.0)	(46.6)	(76.2)
Net future income tax assets (liabilities)	$ (33.7)	$ (13.0)	$ 9.1

As of March 31, 2003, the Company has accumulated non-capital losses carried forward relating to operations in the United States for approximately US$133.9 million. For financial reporting purposes, a net future income tax asset of US$32.5 million has been recognized in respect of these loss carryforwards.

The Company has accumulated non-capital tax losses carried forward relating to its operations in other countries of approximately $74.0 million. For financial reporting purposes, a net future income tax asset of $12.3 million has been recognized.

The losses for income tax purposes expire as follows:

Year of expiration (amounts in millions)	United States (US$)	Other Countries (CA$)
2004	–	–
2005	–	–
2006	19.8	–
2007	44.5	–
2008	27.2	–
2009–2021	42.4	17.7
No expiration	–	56.3
	133.9	74.0

The valuation allowance relates principally to loss carryforward benefits where realization is not likely due to a history of loss carryforwards and to the uncertainty of sufficient taxable earnings in the future, together with time limitations in the tax legislation giving rise to the potential benefit. In 2003, $21.1 million (2002 – $21.8 million) of the valuation allowance balance was reversed when it became more likely than not that benefits would be realized.

Note 15 – Long-Term Liabilities

(amounts in millions)	2003	2002
Deferred revenue and gains (i)	$ 108.7	$ 52.9
Long-term portion employee benefits obligation	11.2	4.2
Government cost sharing (note 18)	4.6	–
Other	15.1	16.6
	$ 139.6	$ 73.7

(i) Deferred revenue and gains result from the Company's deferred gains on sale and leaseback arrangements of $75.6 million at March 31, 2003 (2002 – $27.0 million). The remaining deferred revenue balance relates to the Company's training service activities.

Note 16 – Supplementary Cash Flow Information

Cash provided by (used in) non-cash working capital is as follows:

(amounts in millions)	2003	2002	2001
Accounts receivable	$ 22.3	$ (50.4)	$ 21.8
Inventories	(3.1)	(23.8)	(45.7)
Prepaid expenses	(6.0)	1.9	5.9
Income taxes recoverable	23.1	36.9	49.7
Accounts payable and accrued liabilities	13.7	27.9	71.0
Deposits on contracts	(91.3)	(0.1)	(23.6)
	$ (41.3)	$ (7.6)	$ 79.1
Interest paid	$ 38.8	$ 25.3	$ 20.6
Income taxes paid	$ 3.5	$ 8.2	$ 8.8
Amortization of other assets	$ 8.8	$ 3.2	$ –

Note 17 – Contingencies

Through the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Accruals are made in instances where it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters will have a material impact on its financial position.

Note 18 – Government Cost Sharing

The Company has signed agreements with the Government of Canada whereby the latter shares in the cost, based on expenditures incurred by the Company, of certain research and development programs for visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications. Funding in the amount of $31.2 million related to the visual research and development programs was completed in 2001. Royalty payments for this program are estimated at $1.6 million in fiscal 2003 (2002 – $2.6 million). In fiscal 2002, funding of $41.4 million was approved for advanced civil flight simulation. In fiscal 2003, funding of $39.0 million was also approved to develop a military network simulation. The Company provided for $4.6 million of future repayments on these two programs in fiscal 2003. Funding for these programs is based on expenditures incurred by the Company. The amount of funding received in fiscal 2003 was $20.2 million (2002 – $15.8 million, 2001 – $3.5 million) for the civil program and $12.3 million (2002 – nil, 2001 – nil) for the military program.

These programs are repayable in the form of royalties to March 2013 based on future sales. The maximum amount of royalties payable under the visual program is $41.4 million. The maximum payment under the civil or military simulation programs, based on future sales, is $66.0 million and $53.6 million respectively.

Note 19 – Operating Lease Commitments

Future minimum lease payments under operating leases are as follows:

(amounts in millions)	Civil Simulation and Training	Military Simulation and Training	Marine Controls	Total
Years ending March 31,				
2004	$ 44.5	$ 37.5	$ 1.3	$ 83.3
2005	42.0	36.6	1.1	79.7
2006	38.8	32.1	0.8	71.7
2007	35.7	22.2	0.1	58.0
2008	33.1	21.6	0.1	54.8
Thereafter	300.1	117.7	0.1	417.9
	$ 494.2	$ 267.7	$ 3.5	$ 765.4

Note 20 – Pensions

The Company has defined benefit plans that provide benefits based on length of service and final average earnings. The Company has an obligation to ensure that there are sufficient funds in the plans to pay the benefits earned.

Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets are represented primarily by Canadian and foreign equities and government and corporate bonds.

For fiscal 2003, the Company amended the actuarial assumption for return on plan assets to 6.5% (2002 – 9.0%).

The changes in the pension obligations and in the fair value of assets and the funded status of the defined benefit plans were as follows:

(amounts in millions)	**2003**	2002	2001
Change in pension obligations			
Pension obligation, beginning of year	**$ 131.4**	$ 126.0	$ 111.5
Current service cost	**4.6**	4.2	3.3
Interest cost	**8.5**	8.1	7.8
Settlement gain on discontinued operations	**–**	(2.5)	–
Employee contributions	**2.7**	2.2	2.3
Loss on plan amendments	**2.8**	1.1	1.6
Pension benefits paid	**(8.4)**	(8.8)	(8.4)
Actuarial loss	**5.6**	1.1	7.9
Pension obligation, end of year	**$ 147.2**	$ 131.4	$ 126.0
Change in fair value of plan assets			
Fair value of plan assets, beginning of year	**$ 111.7**	$ 121.5	$ 120.8
Expected return on plan assets	**7.2**	10.6	10.7
Pension benefits paid	**(8.4)**	(8.8)	(8.4)
Settlement loss on discontinued operations	**–**	(2.5)	–
Disbursements	**(0.3)**	–	–
Employee contributions	**2.7**	2.2	2.3
Employer contributions	**7.2**	0.6	0.7
Actuarial loss	**(14.5)**	(11.9)	(4.6)
Fair value of plan assets, end of year	**$ 105.6**	$ 111.7	$ 121.5
Funded status-plan deficit	**$ (41.6)**	$ (19.7)	$ (4.5)
Unrecognized net actuarial loss	**44.1**	24.9	12.5
Unamortized past service cost	**5.2**	2.6	1.6
Accrued net pension asset, end of year	**$ 7.7**	$ 7.8	$ 9.6

The actuarial present value of accrued pension benefits has been estimated taking into consideration economic and demographic factors over an extended future period. Significant assumptions used in the calculation are as follows:

	2003	2002	2001
Return on plan assets	6.5%	9.0%	9.0%
Discount rate for pension benefit obligations	6.5%	6.5%	6.5%
Compensation rate increases	2.75% to 5.25%	2.75% to 5.25%	2.75% to 5.25%

The net pension expense for the years ended March 31 included the following components:

(amounts in millions)	2003	2002	2001
Current service cost	$ 4.9	$ 4.2	$ 3.3
Interest cost on projected pension obligations	8.5	8.1	7.8
Expected return on plan assets	(7.2)	(10.6)	(10.7)
Amortization of net actuarial loss	0.8	–	–
Amortization of past service costs	0.2	0.1	–
Net pension expense	$ 7.2	$ 1.8	$ 0.4

Note 21 – Business Segments

The Company's significant business segments include:

(i) Civil Simulation and Training – a world-leading supplier of civil flight simulators and visual systems, and a provider of business and civil aviation training.

(ii) Military Simulation and Training – a premier supplier of military flight and land-based simulators, visual and training systems.

(iii) Marine Controls – a world leader in the supply of automation and control systems for the naval and commercial markets. The business also provides naval training systems and designs and manufactures power plant training simulators and systems.

Each operating segment is led by a senior executive, offers different products and uses different technology and marketing strategies. The Company evaluates performance based on operating earnings before interest and income taxes and uses capital employed to assess resources allocated to each segment. Capital employed includes accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets less accounts payable and accrued liabilities, deposits on contracts and contingent consideration due to acquisitions included in other long-term liabilities.

Prior to fiscal 2003, the Marine Controls segment was aggregated and presented with the Military Simulation and Training segment. In 2003, these segments are now presented separately and accordingly comparative figures have been restated in order to be consistent with the new basis of presentation.

Financial information on the Company's operating segments is shown in the following table:

Business Segments

(amounts in millions)	2003	2002 (Restated) (note 1)	2001 (Restated) (note 1)
Capital employed			
Civil Simulation and Training	$1,156.9	$1,057.3	$ 74.5
Military Simulation and Training	247.7	187.3	60.0
Marine Controls	122.9	86.0	19.0
Other	(9.7)	11.8	9.4
Total capital employed	$1,517.8	$1,342.4	$ 162.9
Cash	17.1	88.8	156.8
Short-term investments	2.6	21.3	122.8
Income taxes recoverable	25.7	15.8	8.2
Accounts payable and accrued liabilities	413.3	420.5	315.0
Deposits on contracts	101.2	189.1	175.9
Future income taxes – short-term	3.5	28.9	15.4
Future income taxes – long-term	85.7	74.1	18.2
Long-term liabilities	139.6	73.7	20.7
Assets of discontinued operations	50.0	123.8	370.9
Total assets	$2,356.5	$2,378.4	$1,366.8
Total assets by segment			
Civil Simulation and Training	$1,474.3	$1,380.9	$ 348.5
Military Simulation and Training	442.6	444.6	260.6
Marine Controls	214.8	165.1	58.4
Assets of discontinued operations	50.0	123.8	370.9
Other	174.8	264.0	328.4
	$2,356.5	$2,378.4	$1,366.8
Capital expenditures			
Civil Simulation and Training	$ 207.0	$ 216.7	$ 72.9
Military Simulation and Training	12.1	14.1	1.8
Marine Controls	19.8	18.8	1.6
	$ 238.9	$ 249.6	$ 76.3
Amortization of property, plant and equipment			
Civil Simulation and Training	$ 37.8	$ 24.4	$ 9.3
Military Simulation and Training	11.0	10.9	7.9
Marine Controls	3.0	1.6	1.3
Other	0.3	0.1	0.2
	$ 52.1	$ 37.0	$ 18.7

Geographic Information

(amounts in millions)	2003	2002	2001
Revenue from external customers based on their location			
Canada	**$ 89.0**	$ 102.7	$ 109.8
US	**329.5**	347.0	268.7
UK	**149.7**	127.4	141.9
Germany	**119.1**	91.2	101.2
Other European countries	**156.2**	173.8	128.1
Other countries	**287.0**	284.4	141.7
	$1,130.5	$1,126.5	$ 891.4
Property, plant and equipment, goodwill and intangible assets			
Canada	**$ 226.1**	$ 126.6	$ 95.7
US	**577.6**	579.0	6.2
Europe	**582.0**	520.6	79.6
Other countries	**83.2**	151.2	64.2
	$1,468.9	$1,377.4	$ 245.7

Note 22 – Differences between Canadian and United States Generally Accepted Accounting Principles and Practices

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and practices (Canadian GAAP), which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (US GAAP).

Additional disclosures required under US GAAP have been provided in the accompanying financial statements and notes.

The reconciliation of net earnings in accordance with Canadian GAAP to conform to US GAAP is as follows:

years ended March 31 (amounts in millions of Canadian dollars, except per share amounts)	2003	2002	2001
		(Restated) (note 1)	(Restated) (note 1)
Earnings from continuing operations for the year in accordance with Canadian GAAP	**$ 131.0**	$ 148.4	$ 103.7
Deferred development costs, net of tax of $2.7 (2002 – $5.0), (2001 – $4.5) (A)	**(5.8)**	(10.6)	(9.0)
Deferred pre-operating costs, net of tax of $0.4 (2002 – $4.1), (2001 – $1.0) (B)	**(0.8)**	(8.8)	(2.1)
Derivative instruments, net of tax of $7.7 (2002 – $0.2) (D)	**(16.7)**	(0.5)	–
Leases net of tax expense of $0.9 (2002 – tax recovery $0.8), (2001 – tax recovery $0.8) (H)	**2.0**	(1.8)	(1.9)
Foreign exchange gain on purchase of subsidiary in 2002, net of tax of $3.7 (F)	**–**	7.9	–
Earnings from continuing operations before cumulative effect of accounting change – US GAAP	**109.7**	134.6	90.7
Discontinued operations	**(13.8)**	1.1	2.4
Net earnings before cumulative effect of accounting change – US GAAP	**95.9**	135.7	93.1
Cumulative effect on prior years of accounting change (D) (E)	**–**	5.3	–
Net earnings for the year in accordance with US GAAP	**$ 95.9**	$ 141.0	$ 93.1
Basic and diluted earnings per share from continuing operations in accordance with US GAAP	**0.50**	0.62	0.42
Basic and diluted results per share from discontinued operations in accordance with US GAAP	**(0.07)**	0.01	0.01
Basic and diluted net earnings per share before cumulative effect of accounting change in accordance with US GAAP	**0.43**	0.63	0.43
Basic and diluted net earnings per share in accordance with US GAAP	**0.43**	0.65	0.43
Basic and diluted net earnings per share adjusted for goodwill amortization	**0.43**	0.65	0.45
Dividends per common share	**0.12**	0.11	0.10
Basic and diluted net earnings per share adjusted for goodwill amortization	**0.46**	0.62	0.43

(amounts in millions of Canadian dollars)	2003	2002 (Restated)	2001 (Restated)
Comprehensive income			
Net earnings in accordance with US GAAP	$ 95.9	$ 141.0	$ 93.1
Accumulated minimum pension liability, net of taxes of $10.8	(23.5)	–	–
Foreign currency translation adjustments	36.8	(1.5)	1.0
Comprehensive income	$ 109.2	$ 139.5	$ 94.1

(amounts in millions of Canadian dollars)	2003	2002 (Restated)	2001 (Restated)
Accumulated other comprehensive loss			
Beginning balance	$ (15.1)	$ (13.6)	$ (14.6)
Currency translation adjustments	36.8	(1.5)	1.0
Change in minimum pension liability	(23.5)	–	–
Ending balance	$ (1.8)	$ (15.1)	$ (13.6)

The cumulative effect of these adjustments on the shareholders' equity of the Company is as follows:

(amounts in millions of Canadian dollars)	2003	2002 (Restated)	2001 (Restated)
Shareholders' equity in accordance with Canadian GAAP	$ 750.2	$ 612.1	$ 458.8
Deferred development costs, net of tax of $12.2 (2002 – $9.5), (2001 – $4.5) (A)	(25.4)	(19.6)	(9.0)
Deferred pre-operating costs, net of tax of $9.1 (2002 – $8.7), (2001 – $4.6) (B)	(18.7)	(17.9)	(9.1)
Derivative instruments, net of tax expense of $5.5 (2002 – tax recovery $2.2) (D)	(11.9)	4.8	–
Foreign currency translation adjustments (I)	(6.6)	0.6	–
Leases, net of tax recovery of $0.5 (2002 – tax expense $0.4), (2001 – tax recovery $0.4) (H)	0.7	(1.3)	0.5
Foreign exchange gain on purchase of subsidiary, net of tax of $3.7 (2002 – ($3.7)) (F)	7.9	7.9	–
Change in minimum pension liability, net of tax of $10.8 (J)	(23.5)	–	–
Shareholders' equity in accordance with US GAAP	$ 672.7	$ 586.6	$ 441.2

The balance sheets in accordance with US GAAP as at March 31, 2003 and March 31, 2002 are as follows:

(amounts in millions of Canadian dollars)	Notes	March 31, 2003		March 31, 2002	
		Canadian GAAP	US GAAP	Canadian GAAP (Restated)	US GAAP (Restated)
Assets					
Cash		$ 17.1	$ 17.1	$ 88.8	$ 88.8
Short-term investments	C	2.6	2.6	21.3	21.3
Accounts receivable		373.1	373.1	378.2	378.2
Derivative instruments	D	–	2.7	–	6.9
Inventories		136.3	136.3	130.9	130.9
Prepaid expenses	H	14.0	9.6	9.9	9.9
Income taxes recoverable		25.7	25.7	15.8	15.8
Future income taxes		3.5	3.5	28.9	28.9
		$ 572.3	$ 570.6	$ 673.8	$ 680.7
Restricted cash		14.4	14.4	15.6	15.6
Assets of discontinued operations		50.0	50.0	123.8	123.8
Property, plant and equipment, net	H	930.4	1,018.9	816.2	909.1
Future income taxes	A,B,D,F,H,J	85.7	119.1	74.1	87.2
Intangible assets	J	171.7	176.9	163.4	163.4
Goodwill	F	366.8	378.4	375.5	387.1
Other assets	A,B	165.2	99.9	136.0	80.2
		$2,356.5	$2,428.2	$2,378.4	$2,447.1
Liabilities and shareholders' equity					
Current liabilities					
Accounts payable and accrued liabilities	H	$ 413.3	$ 411.0	$ 420.5	$ 420.5
Deposits on contracts		101.2	101.2	189.1	189.1
Derivative instruments	D	–	20.4	–	–
Long-term debt due within one year	H	13.4	30.0	37.5	50.6
Future income taxes		42.4	42.4	50.4	50.4
		$ 570.3	$ 605.0	$ 697.5	$ 710.6
Liabilities of discontinued operations		$ 17.9	$ 17.9	$ 40.5	$ 40.5
Long-term debt	H	798.0	900.6	889.0	997.0
Long-term liabilities	H,J	139.6	151.5	73.7	46.8
Future income taxes		80.5	80.5	65.6	65.6
		$1,606.3	$1,755.5	$1,766.3	$1,860.5
Shareholders' equity					
Capital stock	G	$ 190.5	$ 439.8	$ 186.8	$ 436.1
Retained earnings	A,B,D,E,F,G,H	531.2	234.7	440.4	165.6
Currency translation adjustment		28.5	–	(15.1)	–
Accumulated other comprehensive loss	C,H,J	–	(1.8)	–	(15.1)
		$ 750.2	$ 672.7	$ 612.1	$ 586.6
		$2,356.5	$2,428.2	$2,378.4	$2,447.1

Reconciliation Items

A) Deferred development costs

Under US GAAP, development costs are charged to expense in the period incurred. Under Canadian GAAP, certain development costs are capitalized and amortized over their estimated useful lives if they meet the criteria for deferral. The difference between US GAAP and Canadian GAAP represents the gross development costs capitalized in the respective year, net of the reversal of amortization expense recorded for Canadian GAAP relating to amounts previously capitalized.

B) Deferred pre-operating costs

Under US GAAP, pre-operating costs are charged to expense in the period incurred. Under Canadian GAAP, the amounts are deferred and amortized over 5 to 20 years based on the expected period and pattern of benefit of the deferred expenditures. The difference between US GAAP and Canadian GAAP represents the gross pre-operating costs capitalized in the respective year, net of the reversal of amortization expense recorded for Canadian GAAP relating to amounts previously capitalized.

C) Portfolio investments

Under Canadian GAAP, portfolio investments (short-term investments) are accounted for at the least of cost and market value and gains or losses are recognized in the period in which the investment is sold. Under US GAAP, portfolio investments are classified as held to maturity and thus are recorded at amortized cost. There is no material difference for US GAAP purposes. The investments held at March 31, 2003 and 2002, had maturity dates of within one month of March 31, 2003 and 2002, respectively.

D) Derivative financial instruments

Under Canadian GAAP, the nature and fair values of derivative financial instruments all of which are entered into for hedging purposes, are disclosed. The Company recognizes the gains and losses on forward contracts in income concurrently with the recognition of the transactions being hedged. The interest payments relating to swap contracts are recorded in net earnings over the life of the underlying transaction on an accrual basis as an adjustment to interest income or interest expense. Effective April 1, 2001, under US GAAP, all derivatives are recorded on the balance sheet at fair value. Accordingly, for US GAAP reporting purposes only, effective April 1, 2001, unrealized gains and losses resulting from the valuation of derivatives (including embedded derivatives in purchase and sale contracts) at market value are recognized in net earnings as the gains and losses arise and not concurrently with the recognition of the transactions being hedged, as the Company does not apply the optional hedge accounting provisions of SFAS 133 and 138.

Upon the initial adoption of SFAS 133 and 138 on April 1, 2001, the cumulative effect of the accounting change resulted in an increase in net earnings of $5.3 million net of taxes of $2.4 million.

E) Adjustments for changes in accounting policies

Under US GAAP, the cumulative effect of certain accounting changes must be included in earnings in the year of the change. Under Canadian GAAP, the impact is reflected through retained earnings.

F) Foreign exchange gain on purchase of subsidiary

Under Canadian GAAP, upon the purchase of Schreiner, a foreign exchange gain was recorded as a reduction of goodwill on the forward contract hedge of the foreign currency denominated purchase price. Under US GAAP, this gain was recorded in earnings.

G) Reduction in stated capital

On July 7, 1994, the Company applied a portion of its deficit as a reduction of its stated capital in the amount of $249.3 million. Under US GAAP, the reduction of stated capital would not be permitted.

H) Leases

Under Canadian GAAP, certain of the Company's leases of simulators, with aggregate minimum future lease payments of $133.0 million are accounted for as operating leases.

Under these agreements, the lessors hold the simulators under lease and the related liabilities through Special Purpose Entities (SPEs). Under US GAAP, since the legal stated capital of these SPEs represents less than 3% of the assets of the SPEs, the assets, liabilities, results of operations and cash flows of the SPE must be consolidated into those of the Company. Amortization expense related to these leases amounts to $4.4 million in 2003 (2002 – $2.0 million, 2001 – $0.6 million) and interest expense related to these leases amounts to $8.3 million in 2003 (2002 – $6.0 million, 2001 – $2.1 million). Currency translation adjustments resulting from the consolidation of a foreign SPE considered self-sustaining amount to $6.6 million in 2003.

I) Comprehensive income

US GAAP requires disclosure of comprehensive income, which comprises income and other components of comprehensive income. Other comprehensive income includes items that cause changes in shareholders' equity but are not related to share capital or net earnings which, for the Company, comprises currency translation adjustments and change in minimum pension liability. Under Canadian GAAP, there is no requirement to report comprehensive income.

J) *Minimum pension liability*

Under US GAAP, if the accumulated benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of the additional liability that relates to unrecognized past service costs is recognized as an intangible asset while the remainder is charged to comprehensive income. Canadian GAAP has no such requirement to record a minimum liability.

Consolidated Statement of Cash Flows

Under US GAAP reporting, separate subtotals within operating, financing and investment activities would not be presented.

The reconciliation of cash flows under Canadian GAAP to conform to US GAAP is as follows:

years ended March 31 (amounts in millions of Canadian dollars)	Note	2003	2002 (Restated)	2001 (Restated)
Cash flows from operating activities in accordance with Canadian GAAP		$ 142.4	$ 173.1	$ 159.7
Deferred development costs	A	(13.3)	(30.1)	(13.5)
Deferred pre-operating costs	B	(10.7)	(13.4)	(4.0)
Discontinued operations		12.5	(15.9)	23.6
Foreign exchange gain on purchase of a subsidiary	F	–	11.6	–
Leases	H	10.9	3.8	0.7
Cash flows from operating activities in accordance with US GAAP		$ 141.8	$ 129.1	$ 166.5
Cash flows from investing activities in accordance with Canadian GAAP		$ (119.6)	$ (755.2)	$ (148.0)
Deferred development costs	A	13.3	30.1	13.5
Deferred pre-operating costs	B	10.7	13.4	4.0
Discontinued operations		(14.8)	(4.7)	(11.1)
Foreign exchange gain on purchase of a subsidiary	F	–	(11.6)	–
Cash flows from investing activities in accordance with US GAAP		$ (110.4)	$ (728.0)	$ (141.6)
Cash flows from financing activities in accordance with Canadian GAAP		$ (93.1)	$ 539.2	$ (34.8)
Discontinued operations		(1.3)	(3.9)	(2.1)
Leases	H	(10.9)	(3.8)	(0.7)
Cash flows from financing activities in accordance with US GAAP		$ (105.3)	$ 531.5	$ (37.6)

Stock-Based Compensation Cost

Under Canadian GAAP, no compensation expense is recognized at the time of issuance of employee stock options. For US GAAP reporting, the Company follows the provisions of Financial Accounting Standards Board (FASB) Statement No. 123, *Accounting for Stock-based Compensation* (FAS 123) which allows companies to either expense the estimated fair value of stock options, or to continue to follow the intrinsic value method set forth in APB Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25) but disclose the pro forma effects on the net earnings had the fair value of the options been expensed. CAE has elected to continue to apply APB 25 in accounting for its stock incentive plans. At March 31, 2003, no compensation cost has been recorded in the accounts. Had compensation cost for the Company's stock option plans been determined based upon the fair value method as prescribed in FAS 123, in accordance with US GAAP, the Company's net earnings in the years ended March 31, 2003, 2002 and 2001, would have been approximately $90.3 million, $137.3 million and $90.6 million, or $0.41 per share, $0.62 per share and $0.42 per share respectively, on a diluted basis. The fair value of the options granted during the years ended March 31, 2003, 2002 and 2001 are estimated at $5.84 per share, $4.87 per share and $2.46 per share respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

years ended March 31	2003	2002	2001
Expected option life (years)	6	6	6
Expected volatility	46.5%	36.3%	31.7%
Risk-free interest rate	5.26%	5.17%	6.15%
Dividend yield	1.058%	1.040%	1.691%

Newly Adopted Accounting Standards

Business combinations and goodwill and other intangible assets

In fiscal 2002, the Company adopted SFAS 141, *Business Combinations*, and SFAS 142, *Goodwill and Other Intangible Assets*. These standards are essentially the same as the recently issued Canadian accounting standards. See note 1 for a description of the impact on the Company.

Impairment of disposal of long-lived assets

On April 1, 2002, the Company adopted SFAS 144, *Accounting for Impairment or Disposal of Long-Lived Assets*, which supersedes SFAS 121 and the provisions of APB 30, *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, with regard to reporting the effects of a disposal of a segment of a business. SFAS 144 retains many of the provisions of SFAS 121, but significantly changes the criteria that would have to be met to classify an asset as held for disposal such that long-lived assets to be disposed of other than by sale are considered held and used until disposed of. In addition, SFAS 144 retains the basic provisions of APB 30 for presentation of discontinued operations in the statement of earnings but broadens that presentation to a component of an entity. The application of SFAS 144 did not have a significant impact on our financial position or results of operations.

Costs relating to exits and disposals

The FASB recently issued new Standard No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* Effective January 1, 2003, the standard requires costs relating to exits or disposal activities started after December 31, 2002, to be recorded at their fair values when a liability has been incurred. Under the previous guidance of Emerging Issues Task Force Issue 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (Including Certain Costs Incurred in a Restructuring),* certain exit costs were recorded when management committed to an exit plan. The application of Standard No. 146 did not have a significant effect on our financial position or results of operations.

Consolidation of variable interest entities

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities.* This interpretation clarifies how to apply Accounting Research Bulletin No. 51, *Consolidated Financial Statements to those entities defined as "Variable Interest Entities,"* when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties.

FIN No. 46 applies immediately to all variable interest entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period beginning after June 15, 2003, for variable interest entities created before February 1, 2003. The results of this assessment are not expected to be material on the financial position or results of operations of the Company.

The Company currently conducts certain transactions through special purpose entities and is assessing the structure of these transactions against the criteria set out in FIN No. 46.

Disclosure of guarantees

In fiscal 2002, the Company adopted the FASB issued interpretation (FIN) No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* which requires companies that act as guarantors to disclose more information in their financial statements about their obligations under certain guarantees. It defines a guarantee and also requires guarantors to recognize a liability for the fair value for guarantees given on or after January 1, 2003, of their obligation when they enter into these guarantees. The disclosure requirements of FIN No. 45 apply to financial statements issued after December 15, 2002.

Future Accounting Standards

Accounting for asset retirement obligations

On June 15, 2001, the Financial Accounting Standards Board issued SFAS 143, *Accounting for Asset Retirement Obligations,* which is effective for the Company's fiscal years beginning April 1, 2004. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is studying the new standard but has not yet determined its impact.

Accounting for stock-based compensation – Transition and disclosure

On December 2002, the Financial Accounting Standards Board issued SFAS 148, an amendment to FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. Beginning in fiscal 2004, the Company will expense the cost of stock options granted to employees using the fair value based method. The Company is studying the new standard and has yet to determine the method of transition under SFAS 148.

Additional Disclosures

Additional disclosures required under US GAAP are as follows:

i) Statements of earnings

for the years ended March 31 (amounts in millions of Canadian dollars)	2003		2002		2001	
	Canadian GAAP	**US GAAP**	Canadian GAAP (Restated)	US GAAP (Restated)	Canadian GAAP (Restated)	US GAAP (Restated)
Revenues from sales of simulators and controls systems	**$ 684.3**	**$ 668.1**	$ 842.5	$ 846.6	$ 772.1	$ 772.1
Revenues from sales of services	**$ 446.2**	**$ 446.2**	$ 284.0	$ 284.0	$ 119.3	$ 119.3
Cost of sales from simulators and controls systems	**$ 338.2**	**$ 338.2**	$ 465.3	$ 470.3	$ 466.0	$ 466.0
Cost of sales from services	**$ 240.1**	**$ 244.2**	$ 167.9	$ 169.5	$ 60.6	$ 67.1
Research and development expenses	**$ 108.3**	**$ 116.8**	$ 74.6	$ 90.2	$ 87.8	$ 101.3
Rental expenses	**$ 88.1**	**$ 73.9**	$ 52.0	$ 43.6	$ 38.4	$ 35.6
Selling, general and administrative expenses	**$ 134.2**	**$ 134.2**	$ 125.6	$ 125.9	$ 89.1	$ 89.0
Interest expense (income)	**$ 30.4**	**$ 46.8**	$ 22.8	$ 33.5	$ (6.3)	$ (4.2)

ii) Balance sheet

as at March 31 (amounts in millions of Canadian dollars)	2003	2002
Accounts payable trade	**$ 141.9**	$ 97.6
Contract liabilities	**$ 102.7**	$ 188.6
Other accrued liabilities	**$ 168.7**	$ 134.3
Accounts payable and accrued liabilities	**$ 413.3**	$ 420.5

Accounts receivable from government amounted to $35.4 million as of March 31, 2003 (2002 – $56.0 million).

(iii) Property, plant and equipment impairment

For US GAAP purposes, property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows (before interest expense) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets available for sale are reported at the lower of the carrying amount or fair value less costs to sell.

iv) Income taxes

The components of earnings from continuing operations and income taxes on a Canadian GAAP basis are as follows:

for the years ended March 31 (amounts in millions of Canadian dollars)	2003	2002 (Restated)	2001 (Restated)
Earnings before income taxes and other items			
Canada	$ 114.0	$ 179.0	$ 154.0
Other countries	77.2	39.3	1.9
	$ 191.2	$ 218.3	$ 155.9
Current income taxes			
Canada	$ 43.0	$ 59.3	$ 54.7
Other countries	(1.6)	3.5	6.0
	$ 41.4	$ 62.8	$ 60.7
Future income taxes			
Canada	$ (1.1)	$ (2.0)	$ (3.0)
Other countries	19.9	9.1	(5.5)
	$ 18.8	$ 7.1	$ (8.5)
Income tax provision	$ 60.2	$ 69.9	$ 52.2

v) Business combinations

The following unaudited pro forma information for the fiscal years ended March 31, 2003, 2002 and 2001, presents a summary of the pro forma consolidated statement of earnings for the Company as if business acquisitions performed during their respective fiscal year referred to in note 2 had occurred on April 1 of the preceding fiscal year. This pro forma information is based on available information and includes certain assumptions and adjustments, which the management of CAE believes to be reasonable. The pro forma information does not give effect to any cost savings or synergies that CAE may enjoy as a result of these acquisitions. Accordingly, the pro forma information is not necessarily indicative of the results that might have been achieved, if the transactions reflected therein had been effective as at the beginning of the period presented, or of the results that may be obtained in the future. This pro forma financial information has been prepared for comparative purposes only and is measured in accordance with Canadian GAAP.

years ended March 31 (amounts in millions of Canadian dollars, except per share amounts)	2003	2002	2001
		(Restated)	(Restated)
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue			
Civil Simulation and Training	$ 517.2	$ 618.6	$ 570.2
Military Simulation and Training	445.7	461.8	455.9
Marine Controls	175.8	132.0	120.5
	$1,138.7	$1,212.4	$1,146.6
Operating earnings			
Civil Simulation and Training	$ 116.2	$ 148.3	$ 134.8
Military Simulation and Training	73.6	65.6	23.3
Marine Controls	31.9	25.4	21.6
Earnings from continuing operations before interest and income taxes	221.7	239.3	179.7
Interest expense (income), net	31.4	44.6	29.1
Earnings from continuing operations before income taxes	190.3	194.7	150.6
Income taxes	60.2	61.0	51.0
Earnings from continuing operations	$ 130.1	$ 133.7	$ 99.6
Results of discontinued operations (note 3)	(13.8)	1.1	2.4
Net earnings	$ 116.3	$ 134.8	$ 102.0
Earnings and diluted earnings per share from continuing operations	$ 0.59	$ 0.61	$ 0.46
Net earnings and diluted net earnings per share	$ 0.53	$ 0.62	$ 0.47
Average number of shares outstanding	219.4	218.2	217.1

vi) Product warranty costs

The Company has warranty obligations in connection with the sale of its civil and military simulators and marine systems. The original warranty period is usually for a two-year period. The cost incurred to provide for these warranty obligations is estimated and recorded as an accrued liability at the time revenue is recognized. The Company estimates its warranty cost for a given product based on past experience. The change in the Company's accrued warranty liability from March 31, 2002, to March 31, 2003, was as follows:

(amounts in millions of Canadian dollars)	2003
Accrued warranty liability at March 31, 2002	$ 12.4
Warranty settlements during 2003	(7.2)
2003 warranty provisions	2.5
Adjustments for changes in estimates	3.8
Accrued warranty obligations at March 31, 2003	$ 11.5

Note 23 – Comparative Financial Statements

Certain comparative figures for 2002 and 2001 have been reclassified to conform to the presentation adopted in 2003.

Five-Year Review

(amounts in millions of dollars except where indicated by *)	2003	2002 (Restated)	2001 (Restated)	2000 (Restated)	1999 (Restated)
Continuing operations					
Revenue	$1,130.5	1,126.5	891.4	865.1	708.5
Amortization	$ 70.6	43.1	19.1	22.3	18.5
Earnings	$ 131.0	148.4	103.7	63.0	49.7
Earnings per share*	$ 0.60	0.68	0.48	0.29	0.22
Net earnings	$ 117.2	149.5	106.1	99.5	74.3
Basic and diluted net earnings per share*	$ 0.53	0.69	0.49	0.45	0.33
Ratio of current assets to current liabilities*	1.1	1.0	1.3	1.4	1.2
Number of registered shareholders*	2,308	2,114	2,130	2,392	2,600
Cash dividends paid per common share*	$ 0.12	0.11	0.10	0.10	0.08

Quarterly Financial Information

(unaudited) (amounts in millions of dollars except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003				
Continuing operations				
Revenue	$ 275.8	252.3	290.3	312.1
Earnings	$ 37.4	23.3	31.5	38.8
Earnings per share	$ 0.17	0.11	0.14	0.18
Net earnings	$ 37.4	23.3	31.5	25.0
Basic and diluted net earnings per share	$ 0.17	0.11	0.14	0.11
Common share trading range:				
High	$ 14.63	12.60	6.05	6.40
Low	$ 11.28	4.17	3.25	2.76

(unaudited) (amounts in millions of dollars except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
(Restated)				
Continuing operations				
Revenue	$ 242.3	255.1	279.9	349.2
Earnings	$ 33.0	34.3	39.9	41.2
Earnings per share	$ 0.15	0.16	0.18	0.19
Net earnings	$ 34.4	37.6	40.2	37.3
Basic and diluted net earnings per share	$ 0.16	0.17	0.18	0.17
Common share trading range:				
High	$ 15.30	15.45	11.85	12.10
Low	$ 11.70	7.80	7.35	9.30

The restatement reflects the amendments to CICA Handbook Section 1650, Foreign Currency Translation.

Committed to Our Communities

The men and women of CAE believe it is both right and responsible to support their local communities, including social services for those in need and educational opportunities for promising youth.


CAE

CAE employees in Montreal, Quebec, Tampa, Florida, and Dallas, Texas, volunteered their time and energies to build houses for deserving families through the *Habitat for Humanity* program.

Community Involvement

Each year, CAE's Canadian and US-based employees raise funds for the Centraide/United Way campaign in support of a vast range of charitable works and organizations. Employees around the world volunteer their time and resources to meet needs identified in their respective communities, whether it be youth at risk, food, housing and transport for those in need, or assistance for cancer patients and their families. For example, CAE employees in Dubai focused their efforts on raising funds to finance a bone marrow transplant for an Afghani child.

Education

As a knowledge-based corporation, CAE recognizes the value of education. Sixty percent of our donations support higher learning. During fiscal year 2003, CAE established the CAE-R. Fraser Elliott Modeling and Simulation Lab in partnership with two Montreal area institutions, while CAE USA provided scholarships to worthy engineering students at the Universities of Central and South Florida, complementing the network of endowed scholarships at a number of Canadian universities.

Code of Business Conduct

Maintaining the trust and respect of our customers, suppliers, investors and the general public is essential to our continued success. All employees are expected to adhere to the ethical standards of honesty and integrity outlined in CAE's Code of Business Conduct. Compliance with the Code, which is publicly available on our corporate Web site (www.cae.com), is subject to annual certification by all employees at all CAE locations.

Board of Directors

Lynton R. Wilson, O.C.[1,2,4]
Chairman of the Board
CAE Inc.
Oakville, Ontario

Derek H. Burney, O.C.[1]
President and
Chief Executive Officer
CAE Inc.
Toronto, Ontario

John A. (Ian) Craig[3]
Business Consultant
Ottawa, Ontario

Richard J. Currie, C.M.[3]
Chairman
BCE Inc.
Toronto, Ontario

R. Fraser Elliott, C.M., Q.C.[1]
Senior Partner
Stikeman Elliott LLP
Toronto, Ontario

H. Garfield Emerson, Q.C.[4]
National Chairman
Fasken Martineau
DuMoulin LLP
Toronto, Ontario

Anthony S. Fell[4]
Chairman
RBC Dominion Securities Inc.
Toronto, Ontario

The Honourable James A. Grant, P.C., Q.C.[1,2]
Partner
Stikeman Elliott LLP
Montreal, Quebec

James F. Hankinson[3,4]
Business Consultant
Toronto, Ontario

E. Randolph (Randy) Jayne II[2]
Senior Partner
Heidrick & Struggles
International Inc.
Tysons Corner, Virginia

James W. McCutcheon, Q.C.[3]
Counsel
McCarthy Tétrault
Toronto, Ontario

Lawrence N. Stevenson[2]
Chief Executive Officer
Pep Boys
Toronto, Ontario

1 Member of the Executive Committee
2 Member of the Compensation Committee
3 Member of the Audit Committee
4 Member of the Governance Committee

Officers

Lynton R. Wilson
Chairman of the Board

Derek H. Burney
President and
Chief Executive Officer

Donald W. Campbell
Group President,
Military Simulation and
Training

Gary R. Scott
Group President,
Civil Simulation and Training

Rashid A. Khan
Executive Vice President,
Marine Controls

Hani R. Macramallah
Executive Vice President,
Operations

Paul G. Renaud
Executive Vice President,
Chief Financial Officer
and Secretary

Hartland J.A. Paterson
Vice President,
Legal and General Counsel

Jean-François Thibodeau
Vice President and Treasurer

Aline Bélanger
Corporate Controller and
Assistant Secretary

Shareholder and Investor Information

CAE Common Shares
CAE's shares are traded on the Toronto Stock Exchange (TSX) under the symbol "CAE" and on the New York Stock Exchange (NYSE) under the symbol "CGT" (CAE Global Training).

Transfer Agent and Registrar
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Tel: 1-800-564-6253 (toll-free, North America only)
Fax: 1-888-453-0330 (toll-free, North America only)
caregistryinfo@computershare.com
www.computershare.com

Dividend Reinvestment Plan
Registered shareholders of CAE Inc. who wish to receive dividends in the form of CAE Inc. common shares rather than a cash payment may participate in CAE's dividend reinvestment plan. In order to obtain the dividend reinvestment plan form please contact Computershare Trust Company of Canada.

Direct Deposit Dividend
Registered shareholders of CAE Inc. who receive cash dividends may elect to have the dividend payment deposited directly to their bank accounts instead of receiving a cheque. In order to obtain the direct deposit dividend form please contact Computershare Trust Company of Canada.

Investor Relations
Andrew C. Arnovitz
Director, Corporate Communications and Investor Relations
Tel: 1-866-999-6223
investor.relations@cae.com

Tentative Quarterly Results Release Dates for Fiscal 2004
- August 6, 2003
- November 5, 2003
- February 11, 2004
- May 12, 2004

Additional Information
If you wish to receive additional copies of CAE's annual report or copies of other corporate documents, please contact:
CAE Inc.
PO Box 30, Suite 3060
Royal Bank Plaza
Toronto, Ontario M5J 2J1
Tel: (416) 865-0070
1-800-760-0667
Fax: (416) 865-0337
investor.relations@cae.com
www.cae.com

Version française
Pour obtenir la version française du rapport annuel, s'adresser à CAE Inc., C. P. 30, Bureau 3060, Royal Bank Plaza, Toronto, Ontario M5J 2J1 investor.relations@cae.com.

Annual Meeting
The Annual and Special Meeting of Shareholders will be held at the Glenn Gould Studio, CBC Building, 250 Front Street West, Toronto, Ontario, on Wednesday, August 6, 2003 at 11:30 a.m.

Auditors
PricewaterhouseCoopers LLP
Chartered Accountants
Montreal, Quebec

Trademarks mentioned in this report
The CAE logo, and the terms CAE Simfinity, CAE Sim XXI, CAE Tropos, CAE STRIVE and CAE Medallion-S are all trademarks of CAE or its subsidiaries.

Printed in Canada
Interbrand, Toronto

CAE

www.cae.com